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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Quarterly Period Ended September 30, 2006

Commission File Number 001-14956

BIOVAIL CORPORATION
(Translation of Registrant's name into English)

7150 Mississauga Road, Mississauga, Ontario, CANADA, L5N 8M5
(Address of principal executive office and zip code)

Registrant's telephone number, including area code: (905) 286-3000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F	☒	Form 40-F	☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes	☐	No	☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this form the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.
Yes	☐	No	☒

BIOVAIL CORPORATION

FORM 6-K

FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2006

        This Report of Foreign Private Issuer on Form 6-K ("Form 6-K") is incorporated by reference into the registration statement on Form S-8 (Registration No. 333-92229) of Biovail Corporation.

INDEX

Part I — Financial Information
Financial Statements (unaudited)
Consolidated Balance Sheets as at September 30, 2006 and December 31, 2005	1
Consolidated Statements of Income (Loss) for the three months and nine months ended September 30, 2006 and 2005	2
Consolidated Statements of Deficit for the three months and nine months ended September 30, 2006 and 2005	3
Consolidated Statements of Cash Flows for the three months and nine months ended September 30, 2006 and 2005	4
Condensed Notes to the Consolidated Financial Statements	5
Management's Discussion and Analysis of Results of Operations and Financial Condition	38
Part II — Other Information
Legal Proceedings	63
Exhibits	65

BASIS OF PRESENTATION

General

        All dollar amounts in this report are expressed in United States ("U.S.") dollars. Except where the context otherwise requires, all references in this Form 6-K to the "Company", "Biovail", "we", "us", "our" or similar words or phrases are to Biovail Corporation and its subsidiaries, taken together.

Trademarks

        The following words are trademarks of the Company and are the subject of either registration, or application for registration, in one or more of Canada, the U.S. or certain other jurisdictions: Ativan®, Biovail®, BPI®, BVF®, Cardisense™, Cardizem®, Cardizem® LA, CEFORM™, DiTech™, FlashDose®, Glumetza™, Instatab™, Isordil®, Oramelt™, Shearform™, Smartcoat™, Tiazac® XC, Tiazac®, Vasocard™, Vasotec® and Vaseretic®.

        Wellbutrin®, Wellbutrin® SR, Wellbutrin XL®, Zovirax®, and Zyban® are trademarks of The GlaxoSmithKline Group of Companies and are used by the Company under license.

        Ultram®, Ultram® ER, and Ultram® ODT are trademarks of Ortho-McNeil, Inc. and are used by the Company under license.

        Zoladex® is a trademark of AstraZeneca Pharmaceuticals LP and is used by the Company under license.

        Lescol® is a trademark of Novartis Pharmaceuticals Canada Inc. and is used by the Company under license.

        In addition, the Company has filed trademark applications for many of its other trademarks in the U.S. and Canada and has implemented on an ongoing basis a trademark protection program for new trademarks.

i

FORWARD-LOOKING STATEMENTS

        Caution regarding forward-looking information and statements and "Safe Harbor" statement under the U.S. Private Securities Litigation Reform Act of 1995:

        To the extent any statements made in this Form 6-K contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information within the meaning of the "safe harbour" provisions of applicable Canadian securities legislation (collectively "forward-looking statements"). These forward-looking statements relate to, among other things, our objectives, goals, strategies, beliefs, intentions, plans, estimates and outlook, and can generally be identified by the use of words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the difficulty of predicting U.S. Food and Drug Administration and Canadian Therapeutic Products Directorate approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, the regulatory environment, the outcome of legal proceedings, consolidated tax-rate assumptions, fluctuations in operating results and other risks detailed from time to time in our filings with the U.S. Securities and Exchange Commission, the Ontario Securities Commission, and other securities regulatory authorities in Canada, as well as our ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this document, as well as in our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 under the heading "Risk Factors" under Item 3, Sub-Part D. We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We undertake no obligation to update or revise any forward-looking statement.

ii

BIOVAIL CORPORATION

CONSOLIDATED BALANCE SHEETS

In accordance with U.S. generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	At September 30 2006	At December 31 2005
ASSETS
Current
Cash and cash equivalents	$629,500	$445,289
Marketable securities	—	505
Accounts receivable	200,737	132,699
Assets of discontinued operation held for sale	—	1,893
Inventories	81,255	89,473
Deposits and prepaid expenses	14,659	14,923

	926,151	684,782
Long-term assets of discontinued operation held for sale	—	1,107
Marketable securities	5,676	6,859
Long-term investments	59,228	66,421
Property, plant and equipment, net	221,209	199,567
Intangible assets, net	711,922	910,276
Goodwill	100,294	100,294
Other assets, net	49,288	59,506

	$2,073,768	$2,028,812

LIABILITIES
Current
Accounts payable	$36,762	$61,453
Accrued liabilities	103,576	88,870
Accrued contract loss contingency	6,800	—
Income taxes payable	38,010	37,713
Deferred revenue	69,968	61,160
Current portion of long-term obligations	18,048	24,360

	273,164	273,556
Deferred revenue	78,979	117,119
Deferred leasehold inducements	5,740	5,273
Accrued contract loss contingency	44,500	—
Long-term obligations	400,585	412,508

	802,968	808,456

SHAREHOLDERS' EQUITY
Common shares, no par value, unlimited shares authorized, 160,240,908 and 159,587,838 issued and outstanding at September 30, 2006 and December 31, 2005, respectively	1,473,057	1,461,077
Additional paid-in capital	13,017	377
Deficit	(261,645)	(290,242)
Accumulated other comprehensive income	46,371	49,144

	1,270,800	1,220,356

	$2,073,768	$2,028,812

Commitments and contingencies (notes 6 and 12)

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

In accordance with U.S. generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2006	2005	2006	2005
REVENUE
Product sales	$277,265	$244,455	$728,088	$609,505
Research and development	5,691	7,647	14,551	21,216
Royalty and other	6,596	5,956	20,242	17,201

	289,552	258,058	762,881	647,922

EXPENSES
Cost of goods sold	59,332	51,991	170,480	152,964
Research and development	26,350	19,913	67,080	62,135
Selling, general and administrative	50,168	42,402	173,388	174,263
Amortization	14,824	15,443	44,473	46,818
Write-down of assets, net of gain on disposal	143,000	—	143,000	26,560
Contract loss contingencies	46,800	—	51,300	—
Restructuring costs	—	1,118	—	19,725

	340,474	130,867	649,721	482,465

Operating income (loss)	(50,922)	127,191	113,160	165,457
Interest income	7,577	2,386	18,889	3,676
Interest expense	(8,951)	(9,450)	(26,460)	(27,921)
Foreign exchange gain (loss)	(250)	(1,462)	561	(2,153)
Other expense	(205)	(271)	(473)	(804)

Income (loss) from continuing operations before provision for income taxes	(52,751)	118,394	105,677	138,255
Provision for income taxes	3,700	9,095	13,200	11,975

Income (loss) from continuing operations	(56,451)	109,299	92,477	126,280
Loss from discontinued operation	—	(7,636)	(3,848)	(9,778)

Net income (loss)	$(56,451)	$101,663	$88,629	$116,502

Basic and diluted earnings (loss) per share
Income (loss) from continuing operations	$(0.35)	$0.69	$0.58	$0.79
Loss from discontinued operation	—	(0.05)	(0.03)	(0.06)

Net income (loss)	$(0.35)	$0.64	$0.55	$0.73

Weighted average number of common shares outstanding (000s)
Basic	160,232	159,421	159,990	159,402

Diluted	160,232	159,583	160,015	159,491

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF DEFICIT

In accordance with U.S. generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2006	2005	2006	2005
Deficit, beginning of period	$(185,165)	$(431,845)	$(290,242)	$(446,684)
Net income (loss)	(56,451)	101,663	88,629	116,502
Dividends paid	(20,029)	—	(60,032)	—

Deficit, end of period	$(261,645)	$(330,182)	$(261,645)	$(330,182)

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

In accordance with U.S. generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars)
(Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2006	2005	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(56,451)	$101,663	$88,629	$116,502
Adjustments to reconcile net income (loss) to net cash provided by continuing operating activities
Depreciation and amortization	27,642	25,070	79,324	74,984
Amortization and write-down of deferred financing costs	532	597	1,769	2,671
Amortization and write-down of discounts on long-term obligations	297	585	1,090	1,929
Stock-based compensation	2,878	—	12,640	—
Write-down of assets	147,000	—	147,000	26,560
Gain on disposal of intangible assets	(4,000)	—	(4,000)	—
Accrued contract loss contingencies	46,800	—	51,300	—
Loss from discontinued operation	—	7,636	3,848	9,778
Receipt of leasehold inducements	113	—	835	—
Equity loss	205	271	473	804
Other	124	205	167	(152)
Changes in operating assets and liabilities:
Accounts receivable	(79,766)	(26,587)	(69,660)	21,321
Inventories	6,378	11,890	8,219	18,261
Deposits and prepaid expenses	(6,579)	(3,253)	86	4,804
Accounts payable	(4,458)	3,015	(20,935)	(3,779)
Accrued liabilities	12,148	(5,807)	14,706	5,418
Income taxes payable	(3,891)	10,214	297	8,333
Deferred revenue	(7,590)	(3,053)	(28,908)	(8,945)

Net cash provided by continuing operating activities	81,382	122,446	286,880	278,489

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment, net	(6,469)	(12,854)	(38,700)	(24,121)
Proceeds from sales and maturities of marketable securities	—	699	4,854	5,317
Proceeds on disposal of intangible assets, net of withholding tax	4,000	—	4,000	98,127
Purchases of marketable securities	—	(875)	(3,196)	(6,345)
Acquisition of long-term investment	—	—	(329)	—
Acquisitions of intangible assets	—	(26,000)	—	(26,000)

Net cash provided by (used in) continuing investing activities	(2,469)	(39,030)	(33,371)	46,978

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(20,029)	—	(60,032)	—
Repayments of other long-term obligations	(73)	(394)	(18,430)	(28,894)
Issuance of common shares	397	919	11,981	1,118
Financing costs paid	(1,275)	—	(1,275)	(1,300)
Repurchase of Senior Subordinated Notes	—	—	(1,098)	—
Payments on termination of interest rate swap	—	(1,419)	—	(1,419)

Net cash used in continuing financing activities	(20,980)	(894)	(68,854)	(30,495)

CASH FLOWS FROM DISCONTINUED OPERATION
Net cash used in operating activities	—	(1,615)	(558)	(2,728)
Net cash used in investing activities	—	—	—	(47)

Net cash used in discontinued operation	—	(1,615)	(558)	(2,775)

Effect of exchange rate changes on cash and cash equivalents	241	377	114	206

Net increase in cash and cash equivalents	58,174	81,284	184,211	292,403
Cash and cash equivalents, beginning of period	571,326	245,443	445,289	34,324

Cash and cash equivalents, end of period	$629,500	$326,727	$629,500	$326,727

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In accordance with United States generally accepted accounting principles
(Tabular amounts are expressed in thousands of U.S. dollars, except number of shares and per share data)

(Unaudited)

1.     GOVERNING STATUTE AND NATURE OF OPERATIONS

  Biovail Corporation is continued under the Canada Business Corporations Act. The Company is primarily engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. The Company's main therapeutic areas of focus are central nervous system, pain management, and cardiovascular (including Type II diabetes). The Company's common shares trade on the New York Stock Exchange ("NYSE") and the Toronto Stock Exchange ("TSX") under the symbol "BVF".

2.     SIGNIFICANT ACCOUNTING POLICIES

  Basis of presentation

  The accompanying unaudited consolidated financial statements have been prepared by the Company in United States ("U.S.") dollars and in accordance with U.S. generally accepted accounting principles ("GAAP") for interim financial reporting, which do not conform in all respects to the requirements of U.S. GAAP for annual financial statements. Accordingly, these unaudited condensed notes to the consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto prepared in accordance with U.S. GAAP that are contained in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2005. These interim consolidated financial statements have been prepared using accounting policies that are consistent with the policies used in preparing the Company's audited consolidated financial statements for the year ended December 31, 2005. There have been no material changes to the Company's significant accounting policies since December 31, 2005 (except as described below under "Stock-based compensation").

  In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

  On an ongoing basis, management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company's business and new information as it becomes available. If historical experience and other factors used by management to make these estimates do not reasonably reflect future activity, the Company's results of operations and financial position could be materially impacted.

  Stock-based compensation

  Prior to January 1, 2006, the Company recognized employee stock-based compensation under the intrinsic value-based method of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Accordingly, no compensation expense for stock options granted to employees at fair market value was included in the determination of net income or loss prior to January 1, 2006. Effective January 1, 2006, the Company adopted the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which revises SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and supersedes APB 25. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The

  Company elected to use the modified-prospective transition method of adoption. This method requires that compensation expense be recorded for all share-based payments granted, modified or settled after the date of adoption and for all unvested stock options at the date of adoption. Prior periods have not been restated to recognize stock-based compensation expense in amounts previously reported in the pro forma note disclosures under SFAS 123.

  Recent accounting pronouncements

  In September 2006, the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance on how prior year uncorrected errors should be considered in quantifying misstatements in the current year financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006. Accordingly, SAB 108 is applicable to the Company's fiscal year ended December 31, 2006. The Company is currently evaluating the effect that the adoption of SAB 108 will have on its consolidated financial statements.

  In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 establishes a framework for measuring fair value in U.S. GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS 157 applies to all other accounting pronouncements that require (or permit) fair value measurements, except for the measurement of share-based payments. SFAS 157 does not require any new fair value measurements in U.S. GAAP. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Accordingly, the Company is required to adopt SFAS 157 beginning January 1, 2008. The Company is currently evaluating the effect that the adoption of SFAS 157 will have on its consolidated financial statements.

  In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Accordingly, the Company is required to adopt FIN 48 beginning January 1, 2007. The Company is currently evaluating the effect that the adoption of FIN 48 will have on its consolidated financial statements. The cumulative effect of applying the provisions of FIN 48 will be reported as an adjustment to the opening balance of the Company's retained earnings or deficit at January 1, 2007.

3.     DISCONTINUED OPERATION

  On May 2, 2006, the Company completed the sale of its Nutravail division to Futuristic Brands USA, Inc. ("Futuristic"). In consideration for Nutravail's inventory, long-lived assets and intellectual property, the Company is entitled to future payments based on the net revenues generated from those assets by Futuristic for a period of 10 years.

  At May 2, 2006, the net realized value of Nutravail's inventory and long-lived assets was zero, as no consideration was received from Futuristic at the date of sale, and the Company did not attribute any value to the future payments. The Company does not have a reasonable basis to estimate the amount of the future payments it may receive because the Company does not have any significant continuing involvement in the operations of Nutravail. The Company will recognize any future payments as revenue once each payment is determinable and collection is reasonably assured, which generally will be upon receipt of the cash payment.

  Subsequent to May 2, 2006, Nutravail's operations and direct cash flows have been eliminated from the ongoing operations of the Company as a result of the sale transaction. The extent to which the Company is involved in the operations of Nutravail is limited to the Company's ability to receive indirect cash flows from the future payments. The Company has no continuing obligations in connection with the receipt of these payments, and these payments are not expected to be significant to the continuing operations of either the Company or Nutravail. Accordingly, Nutravail has been reported as a discontinued operation in the Company's consolidated statements of income (loss) and cash flows.

4.     INVENTORIES

	At September 30 2006	At December 31 2005
Raw materials	$44,546	$54,525
Work in process	11,922	11,416
Finished goods	24,787	23,532

	$81,255	$89,473

5.     INTANGIBLE ASSETS

	At September 30, 2006		At December 31, 2005
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Trademarks	$573,751	$140,900	$703,698	$151,535
Product rights	359,301	91,609	443,151	97,265
Technology	16,956	5,577	16,956	4,729

	950,008	$238,086	1,163,805	$253,529

Less accumulated amortization	238,086		253,529

	$711,922		$910,276

  Write-down of assets

  The Company performs an evaluation of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. This evaluation is performed by comparing the carrying amount of the long-lived asset to the related estimated undiscounted future cash flows expected to be derived from that asset. If these cash flows are less than the carrying amount of the long-lived asset, then the carrying amount of that asset is written down to its fair value, based on the related estimated discounted future cash flows.

  At September 30, 2006, the Company recorded an impairment charge of $147,000,000 to write down the following intangible assets to their estimated fair value (as described in note 9 — Write-Down of Assets, Net of Gain on Disposal):

	Cost	Less Accumulated Amortization	Carrying Value	Less Impairment	Estimated Fair Value
Trademarks
Vasotec® and Vaseretic®	$165,855	$36,947	$128,908	$93,000	$35,908
Product rights
Vasotec® and Vaseretic®	79,500	22,516	56,984	39,000	17,984
Glumetza™	25,000	3,333	21,667	15,000	6,667

	104,500	25,849	78,651	54,000	24,651

	$270,355	$62,796	$207,559	$147,000	$60,559

  Amortization expense

  Amortization expense in the three months and nine months ended September 30, 2006 and 2005 was recorded as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2006	2005	2006	2005
Royalty and other revenue	$268	$268	$804	$804
Cost of goods sold	2,026	2,026	6,077	3,376
Amortization expense	14,824	15,443	44,473	46,818
Loss from discontinued operation	—	68	—	204

	$17,118	$17,805	$51,354	$51,202

6.     ACCRUED CONTRACT LOSS CONTINGENCIES

  Wellbutrin XL®

  A number of Companies are seeking U.S. Food and Drug Administration ("FDA") approval for generic versions of the Wellbutrin XL®. On August 1, 2006, Anchen Pharmaceuticals Inc. ("Anchen") received a court decision granting its Motion for Summary Judgment on non-infringement of the Company's Wellbutrin XL® patents (as described in note 12 — Legal Proceedings). The timing of when Anchen may be in a position to launch a generic version of Wellbutrin XL® is currently uncertain. However, upon the introduction of generic competition, the Company anticipates losing a substantial portion of the pre-genericization revenue from sales of Wellbutrin XL® brand product in the U.S. within a short period of time. Since its launch by GlaxoSmithKline plc ("GSK") in September 2003 through to September 2006, Wellbutrin XL® has accounted for approximately 40% overall of the Company's consolidated revenue from product sales.

  In the event of generic competition, GSK may launch an authorized generic version of Wellbutrin XL® for distribution in the U.S. Under the terms of the Wellbutrin XL® agreement with GSK, the Company will be the exclusive manufacturer and supplier to GSK of such an authorized generic. The Company's supply price to GSK for Wellbutrin XL® generic product will be fixed each year based on contractually agreed prices. This supply price will be substantially lower than the tiered supply price that the Company currently receives on sales of Wellbutrin XL® brand product.

  As a result of the Anchen court decision, the Company believes that it may be required to make a payment to GSK under the terms of the Wellbutrin XL ® agreement. This payment will be reduced by the total dollar amount of Wellbutrin XL® sample supplies that will be ultimately purchased by GSK prior to the commercial entry of generic competition. At June 30, 2006, the Company accrued a contract loss contingency of $4,500,000 for the minimum estimated amount of this payment. In September 2006, GSK informed the Company that it was changing its Wellbutrin XL® sampling strategy. As a result, at September 30, 2006, the Company accrued a contract loss contingency of $44,500,000 for the revised minimum estimated amount of this payment based on GSK's anticipated sample supply purchases.

  The Company's estimate is subject to the uncertainty associated with predicting the outcome and timing of the approval of Anchen's Abbreviated New Drug Application ("ANDA") by the FDA, as well as the final outcome and timing of the Company's patent infringement proceedings against Anchen, as the Company has filed an appeal of the Summary Judgment decision to the Court of Appeals for the Federal Circuit. As a result, this accrual may be revised in subsequent periods based on the outcome of, or at least greater clarity in respect of, those regulatory and legal matters, among other things.

  Cardizem® LA

  In April 2006, the Company began experiencing issues in connection with the manufacture and supply of Cardizem® LA to Kos. In September 2006, the Company received notification from Kos Pharmaceuticals, Inc. ("Kos") that a supply failure had occurred as a result of the Company's inability to supply at least 50% of the quantity of Cardizem® LA ordered by Kos. Under the terms of the Cardizem® LA agreement, the Company agreed to indemnify Kos (subject to certain conditions and limits) in the event that such a supply failure resulted in lost profits to Kos. The Company estimates the maximum potential exposure under this indemnity to be approximately $14,000,000. In order to make a claim under this term of the Cardizem® LA agreement, Kos will be required to demonstrate the amount of lost profits it has experienced as a result of the supply failure.

  At September 30, 2006, the Company accrued a contract loss contingency of $6,800,000 based on its estimate of the lost profits claim that Kos may be entitled to. This amount was determined based on the Company's estimate of end-customer sales of Cardizem® LA that Kos may have realized in the absence of the supply failure. This liability may be revised in subsequent periods based on the receipt of Kos's own estimate of the amount of its lost profits, as well as on the timing and outcome of the Company's remediation efforts to address its manufacturing issues with Cardizem® LA.

7.     LONG-TERM OBLIGATIONS

	At September 30 2006	At December 31 2005
7 7/8% Senior Subordinated Notes due April 1, 2010	$398,902	$400,000
Unamortized discount	(1,274)	(1,551)
Fair value adjustment	1,773	2,103

	399,401	400,552
Zovirax® obligation	11,042	21,884
Vasotec® and Vaseretic® obligation	7,006	13,622
Deferred compensation	1,184	810

	418,633	436,868
Less current portion	18,048	24,360

	$400,585	$412,508

  Interest expense on long-term obligations amounted to $8,250,000 and $8,704,000 in the three months ended September 30, 2006 and 2005, respectively, and $25,301,000 and $25,251,000 in the nine months ended September 30, 2006 and 2005, respectively.

  7 7/8% Senior Subordinated Notes ("Notes")

  On May 25, 2006, the Company commenced a tender offer to purchase up to $56,600,000 principal amount of its Notes at par plus accrued interest. This offer was made to fulfill the Company's obligation following a transfer of assets under the Indenture pursuant to which the Notes were issued. This offer was funded with the net proceeds resulting from the transfer of the Company's product rights and certain inventories related to Teveten and Teveten HCT to Kos in May 2005. On June 29, 2006, the Company made total cash payments of $1,098,000 for the principal amount of Notes tendered prior to the expiration of the tender offer on June 26, 2006. The Company recorded related write-downs to the deferred financing costs, unamortized discount and fair value adjustment associated with the Notes. The amounts of those write-downs were not significant.

  Credit facility

  Effective June 13, 2006, the Company amended and renewed its $250,000,000 credit facility with its banking syndicate. The amended agreement extends the period of this facility to a three-year term with an annual extension option, compared with a renewable 364-day revolving period with a one-year term period under the previous agreement. The amended agreement contains an accordion feature, which allows this facility to be increased up to $400,000,000, and includes an increase in the minimum shareholders' equity covenant. The amended agreement also eases certain other covenants and contains more favourable interest terms.

  At September 30, 2006 and December 31, 2005, the Company had no outstanding borrowings under this facility; however, at those dates, the Company had a letter of credit of $8,800,000 and $17,600,000, respectively, issued under this facility.

8.     STOCK-BASED COMPENSATION

  Stock option plans

  2006 Stock Option Plan

  At the Company's Annual and Special Meeting of Shareholders on June 27, 2006, shareholders voted to approve the Company's 2006 Stock Option Plan, which conforms to all current NYSE and TSX regulations. Under the 2006 Stock Option Plan, which replaces the Company's 2004 Stock Option Plan, the Company may issue up to 6,000,000 common shares on the exercise of stock options granted to eligible employees, officers and consultants. The Company's non-executive directors are no longer eligible to receive stock options, but instead a significant portion of each director's annual retainer is paid in deferred share units (as described below). The Company has ceased to grant stock options under the 2004 Stock Option Plan. The remaining 1,132,137 common shares available for issuance under the 2004 Stock Option Plan were removed from the reserve.

  Under the 2006 Stock Option Plan, all stock options granted will expire on the fifth anniversary of the grant date; however, if a stock option expires during a blackout period (being a period during which the option holder is prohibited from trading in securities of the Company), the term of the stock option will be automatically extended to 10 business days following the end of the blackout period. The exercise price of any stock options granted will be not less than the weighted average trading price of the Company's common shares for the five trading days immediately preceding the grant date. The Company will use reserved and unissued common shares to satisfy its obligations under the 2006 Stock Option Plan.

  Stock options generally vest and become exercisable as follows:

  •
  Recruiting — 25% per year on each of the first through fourth anniversaries of the grant date; and

  •
  Incentive — 25% on the date of grant, and 25% per year on each of the first through third anniversaries of the grant date.

  Current periods' stock-based compensation expense under SFAS 123R

  The Company recognizes stock-based compensation expense over the requisite service period of the individual grants, which generally equals the vesting period. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Stock-based compensation is expensed on a straight-line basis over the requisite service period.

  For the three months and nine months ended September 30, 2006, the Company recorded total stock-based compensation expense related to stock options as follows:

	Three Months Ended September 30 2006	Nine Months Ended September 30 2006
Cost of goods sold	$129	$791
Research and development expenses	357	1,547
Selling, general and administrative expenses	2,392	10,302

	$2,878	$12,640

  As a result of adopting SFAS 123R on January 1, 2006, the Company's net income for the three months and nine months ended September 30, 2006 was $2,878,000 and $12,493,000 lower, respectively, than if it had continued to account for stock-based compensation under APB 25. Both basic and diluted earnings per share for the three months and nine months ended September 30, 2006 were $0.02 and $0.08 lower, respectively, than if the Company had continued to account for stock-based compensation under APB 25.

  Prior periods' pro forma information under SFAS 123

  For the three months and nine months ended September 30, 2005, the following table presents the Company's pro forma net income and earnings per share as if the fair value-based method of SFAS 123 had been applied for all stock options granted:

	Three Months Ended September 30 2005	Nine Months Ended September 30 2005
Net income as reported	$101,663	$116,502
Pro forma stock-based compensation expense determined under fair value-based method	(1,485)	(3,757)

Pro forma net income	100,178	112,745

Basic and diluted earnings per share
As reported	$0.64	$0.73
Pro forma	$0.63	$0.71

  Stock-based compensation expense in the three months and nine months ended September 30, 2005 reflected the forfeitures of 347,573 and 1,455,536 stock options, respectively, by certain of the Company's former officers and employees. Under SFAS 123, the Company recognized forfeitures as they occurred.

  Valuation assumptions

  The fair values of all stock options granted during the three months and nine months ended September 30, 2006 and 2005 were estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Three Months Ended September 30		Nine Months Ended September 30
	2006	2005	2006	2005
Expected option life (years)	4.0	4.2	4.0	4.0
Expected volatility	52.0%	52.0%	53.0%	53.3%
Risk-free interest rate	4.5%	3.2%	4.2%	3.7%
Expected dividend yield	2.3%	—%	2.1%	—%

  Expected option life is determined based on historical exercise and forfeiture patterns. Expected volatility is determined based on historical volatility of the Company's common shares over the expected life of the option. The risk-free interest rate is determined based on the rate at the time of grant for zero-coupon Canadian government bonds with a remaining term equal to the expected life of the option. Dividend yield is based on the stock option's exercise price and expected annual dividend rate at the time of grant.

  The Black-Scholes option-pricing model used by the Company to calculate option values was developed to estimate the fair value of freely tradeable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. This model also requires highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values.

  Stock option activity

  The following table summarizes the Company's stock option activity for the nine months ended September 30, 2006:

	Options (000s)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value ($000)
Outstanding at January 1, 2006	7,932	$25.94
Granted	1,974	24.38
Exercised	(641)	18.37
Forfeited	(821)	28.60

Outstanding at September 30, 2006	8,444	$25.91	2.2	$7

Vested and exercisable at September 30, 2006	5,942	$27.70	1.5	$7

  The weighted average grant date fair values of all stock options granted in the nine months ended September 30, 2006 and 2005 were $9.45 and $7.54, respectively. The total intrinsic values of options exercised in the nine months ended September 30, 2006 and 2005 were approximately $4,950,000 and $515,000, respectively. Proceeds received on the exercise of stock options in the nine months ended September 30, 2006 and 2005 were $11,786,000 and $846,000, respectively. At September 30, 2006, the total remaining unrecognized compensation expense related to non-vested stock options amounted to approximately $18,000,000, which will be amortized over the weighted-average remaining requisite service period of approximately 32 months.

  Stock options outstanding and exercisable

  The following table summarizes information about stock options outstanding and exercisable at September 30, 2006:

Range of Exercise Prices	Outstanding (000s)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Exercisable (000s)	Weighted Average Exercise Price
$3.52	1	3.8	$3.52	1	$3.52
$16.15 – $23.48	3,832	2.1	19.51	2,649	20.11
$24.15 – $36.00	3,707	2.6	28.57	2,398	30.70
$37.95 – $48.07	904	0.7	42.12	894	42.13

	8,444	2.2	$25.91	5,942	$27.70

  Deferred Share Unit ("DSU") plans

  In August 2005, the Company's Board of Directors adopted DSU plans for its Chairman (Eugene Melnyk) and non-employee directors. Mr. Melnyk receives grants of DSUs as part of his employment compensation. Non-employee directors receive an annual grant of units under the DSU plans, and these directors may also elect to receive all or part of their annual retainer fees and committee fees in the form of DSUs. A DSU is a notional unit, equivalent in value to a common share. DSUs are credited with dividend equivalents when dividends are paid on the Company's common shares. Mr. Melnyk may redeem his DSUs for payment at any time. Non-employee directors may not receive any payment in respect of their DSUs until they withdraw from the Board.

  The amount of compensation deferred is converted into DSUs based on the average trading price of the Company's common shares for the last five trading days prior to the date of grant. The Company recognizes compensation expense throughout the deferral period to the extent that the trading price of its common shares increases, and reduces compensation expense throughout the deferral period to the extent that the trading price of its common shares decreases.

  The following table summarizes the Company's DSU activity for the nine months ended September 30, 2006:

	DSUs (000s)	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2006	128	$17.58
Granted	29	23.15
Reinvested dividend equivalents	2	20.94

Outstanding at September 30, 2006	159	$18.66

  The overall effect of DSU activity and changes in the trading price of the Company's common shares resulted in a compensation expense recovery of $600,000 in both the three months and nine months ended September 30, 2006, compared with compensation expense of $2,500,000 in the period ended September 30, 2005.

9.     WRITE-DOWN OF ASSETS, NET OF GAIN ON DISPOSAL

  Vasotec® and Vaseretic®

  At September 30, 2006, the Company recorded a $132,000,000 impairment charge relating to its Vasotec® (enalapril maleate) and Vaseretic® (enalapril maleate/hydrochlorothiazide) trademarks and product rights. The Company acquired Vasotec® and Vaseretic® in May 2002 from Merck & Co., Inc. for $245,355,000. Subsequent to the date of acquisition, the Company had been developing a line extension product comprising a combination of Vasotec® and Cardizem® LA (Vasocard™). In May 2005, the Company sold the distribution rights to Cardizem® LA and Vasocard™ to Kos.

  In September 2006, Kos informed the Company of its intention to discontinue its involvement with Vasocard™. The Company performed its own assessment and determined that Vasocard™ had limited commercial potential without Kos's continued involvement. The Company has, therefore, suspended any further development activities related to Vasocard™. The Company evaluated the recoverability of the Vasotec® and Vaseretic® trademarks and product rights excluding the estimated undiscounted future cash flows from the Vasocard™ line extension and determined that the $185,892,000 carrying value of those assets was no longer fully recoverable. Accordingly, the Company wrote down the carrying value of the Vasotec® and Vaseretic® trademarks and product rights to reflect their estimated fair value of $53,892,000 based on the discounted future cash flows from the existing Vasotec® and Vaseretic® product lines.

  Glumetza™

  At September 30, 2006, the Company recorded a $15,000,000 impairment charge relating to its Glumetza™ (extended-release metformin hydrochloride) product right. In July 2005, the Company made a $25,000,000 payment to Depomed, Inc. ("Depomed") associated with the receipt of regulatory approval for Glumetza™ in Canada.

  Since its launch in the Canadian market in November 2005, the sales performance of Glumetza™ (in terms of prescription volumes) has been less than originally anticipated due to the competitive pricing and formulary listing of immediate-release generic formulations of metformin. In addition, the prices set by the Company for Glumetza™ are now subject to regulation by the Patented Medicine Prices Review Board ("PMPRB") in Canada, since Depomed was granted a new Canadian patent pertaining to Glumetza™ in October 2006. As a result, the Company revised its sales forecast for Glumetza™ to reflect both the underlying prescription trend since the launch of this product and possible future pricing concessions that may be required by the PMPRB. On the basis of this forecast, the Company evaluated the recoverability of the Glumetza™ product right and determined that the $21,667,000 carrying value of that product right was no longer fully recoverable based on estimated undiscounted future cash flows. Accordingly, the Company wrote down the carrying value of the Glumetza™ product right to reflect its estimated fair value of $6,667,000 based on discounted future cash flows.

  Athpharma Limited ("Athpharma")

  In April 2003, the Company entered into an agreement with Athpharma to acquire four cardiovascular products under development — Bisochron (bisoprolol), Isochron (isosorbide-5-mononitrate), and Hepacol I (pravastatin) and Hepacol II (simvastatin). In July 2006, the Company terminated that agreement and Athpharma reacquired these products from the Company for cash consideration of $4,000,000, plus potential future consideration of up to $2,000,000 subject to certain developmental milestones, as well as payments based on future net sales of these products, if and when they are commercialized. The Company also obtained an option to license certain intellectual property from Athpharma.

  The Company recorded the $4,000,000 cash consideration received from Athpharma as proceeds on the disposal of intangible assets, which resulted in a corresponding gain on disposal, as the Company had expensed the original cost of these products as acquired research and development at date of acquisition. The Company will only recognize any potential future consideration it may be entitled as additional proceeds on disposal when realized.

10.   DIVIDENDS AND EARNINGS OR LOSS PER SHARE

  Dividends per share

  In the three months and nine months ended September 30, 2006, the Company paid total dividends to shareholders of $20,029,000 ($0.125 per share) and $60,032,000 ($0.375 per share), respectively. The Company did not declare any dividends in the three months or nine months ended September 30, 2005.

  Earnings or loss per share

  Earnings (loss) per share were calculated as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2006	2005	2006	2005
Net income (loss)	$(56,451)	$101,663	$88,629	$116,502

Basic weighted average number of common shares outstanding (000s)	160,232	159,421	159,990	159,402
Dilutive effect of stock options (000s)	—	162	25	89

Diluted weighted average number of common shares outstanding (000s)	160,232	159,583	160,015	159,491

Basic and diluted earnings (loss) per share	$(0.35)	$0.64	$0.55	$0.73

11.   COMPREHENSIVE INCOME OR LOSS

  Comprehensive income (loss) comprised the following:

	Three Months Ended September 30		Nine Months Ended September 30
	2006	2005	2006	2005
Net income (loss)	$(56,451)	$101,663	$88,629	$116,502

Comprehensive income (loss)
Foreign currency translation adjustment	(87)	8,198	4,600	5,120
Unrealized holding gain (loss) on long-term investments	(7,504)	8,585	(7,373)	4,362

Other comprehensive income (loss)	(7,591)	16,783	(2,773)	9,482

Comprehensive income (loss)	$(64,042)	$118,446	$85,856	$125,984

12.   LEGAL PROCEEDINGS

  From time to time, the Company becomes involved in various legal and administrative proceedings, which include product liability, intellectual property, antitrust, governmental and regulatory investigations and related private litigation. There are also ordinary course employment related issues and other types of claims in which the Company routinely becomes involved but which individually and collectively are not material.

  Unless otherwise indicated, the Company cannot reasonably predict the outcome of these legal proceedings, nor can it estimate the amount of loss, or range of loss, if any, that may result from these proceedings. An adverse outcome in certain of these proceedings could have a material adverse effect on the Company's results of operations, financial condition and cash flows.

  From time to time, the Company also initiates actions or files counterclaims. The Company could be subject to counterclaims or other suits in response to other actions the Company may initiate. The Company cannot reasonably predict the outcome of these proceedings, some of which can involve significant legal fees. The Company believes that the prosecution of these actions and counterclaims is important to preserve and protect the Company, its reputation and its assets.

  Biovail action against S.A.C. and Others

  On February 22, 2006, Biovail filed a lawsuit in Superior Court, Essex County, New Jersey, seeking $4.6 billion in damages from 22 defendants. The complaint alleges that the defendants participated in a stock market manipulation scheme that negatively affected the market price of Biovail shares. The complaint filed alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act (RICO), pursuant to which treble damages may be available.

  Defendants include: S.A.C. Capital Management, LLC, S.A.C. Capital Advisors, LLC, S.A.C. Capital Associates, LLC, S.A.C. Healthco Funds, LLC, Sigma Capital Management, LLC, Steven A. Cohen, Arthur Cohen, Joseph Healey, Timothy McCarthy, David Maris, Gradient Analytics, Inc., Camelback Research Alliance, Inc., James Carr Bettis, Donn Vickrey, Pinnacle Investment Advisors, LLC, Helios Equity Fund, LLC, Hallmark Funds, Gerson Lehrman Group, Gerson Lehrman Group Brokerage Services, LLC,

  Thomas Lehrman, Patrick Duff, and James Lyle. The lawsuit is in its early stages. It has been removed from New Jersey State Court to Federal Court by the defendants, and Biovail has moved to remand the action to the appropriate venue. That motion is pending. To date, only three of the defendants have formally responded to the complaint, and no discovery has yet been conducted.

  Intellectual property

  On February 3, 2006, the Company and Laboratoires Des Produits Éthiques Ethypharm instituted an additional action against Sandoz Canada Inc. ("Sandoz") and Andrx Corporation and Andrx Pharmaceuticals Inc. (collectively, "Andrx") stating that certain patents applicable to Tiazac® have been infringed contrary to the Patent Act (Canada). In addition, the Company is seeking injunctive relief restraining the defendants from offering for sale and/or manufacturing in Canada any product covered by the Company's patents and/or procuring the infringement of the Company's patents.

  RhoxalPharma Inc., now Sandoz, filed an Abbreviated New Drug Submission ("ANDS") in Canada, seeking approval of a generic version of Wellbutrin® SR (100mg and 150mg). The Company has two patents listed on the Patent Register and on January 6, 2005, instituted legal proceedings in the Federal Court of Canada that will prevent the issuance of a Notice of Compliance ("NOC") to Sandoz until these proceedings are concluded, or until the expiry of 24 months after the date of the Notice of Allegation, whichever is earlier. The matter was heard on April 3 and 4, 2006, and a decision in favour of Sandoz was released by the court on June 20, 2006. This has effectively ended this proceeding.

  Novopharm Limited ("Novopharm") filed an ANDS in Canada, seeking approval of a generic version of Wellbutrin® SR (100mg and 150mg). The Company has two patents listed on the Patent Register and on March 31, 2003, instituted legal proceedings in the Federal Court of Canada with respect to the listed patents. On January 6, 2005, the Federal Court issued a decision finding that Biovail had not demonstrated that Novopharm's allegations of non-infringement were not justified. The decision had been appealed. However the appeal process did not prevent the issuance of an NOC to Novopharm, which has since occurred with respect to the 150mg. An NOC has not been issued for the 100mg, for reasons that appear to be unrelated to these proceedings. As such the appeal has now been discontinued.

  Apotex Inc. ("Apotex") filed an ANDS in Canada, seeking approval of a generic version of Tiazac® (120mg, 180mg, 240mg, 300mg and 360mg). In accordance with the Patented Medicines (NOC) Regulations, Apotex served the Company with a Notice of Allegation dated June 7, 2005 claiming that Canadian Patent Nos. 2,211,085 and 2,242,224 would not be infringed by the sale in Canada of Apotex's generic version of Tiazac®. On July 21, 2005, the Company instituted legal proceedings in the Federal Court of Canada that will prevent the issuance of an NOC to Apotex until these proceedings are concluded, or until the expiry of 24 months after the date of the Notice of Allegation, whichever is earlier. This matter is proceeding in the normal course of the legal process.

  In August of 2006, Sandoz brought an action under section 8 of the Patented Medicine (Notice of Compliance) Regulations demanding damages for having been kept off the market with their generic version of Tiazac® due to prohibition proceedings taken against Sandoz's predecessors by Biovail under those same regulations, and subsequently dismissed in November of 2005. This action is at an early stage, Biovail has not seen any evidence to support the allegations made, and cannot assess the merits, if any, of the claim.

  Anchen filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On December 21, 2004, the Company instituted legal proceedings pursuant to the Hatch Waxman Act in the U.S. District Court for the Central District of California. During the pendency of the litigation, the FDA may approve a generic formulation on the earlier of a judicial decision of non-infringement (and/or invalidity) and expiry of the automatic 30-month stay. In some situations, the generic manufacturer will wait for a court decision in its favor on non-infringement or invalidity before marketing, even though it has received final approval. In other cases, however, a generic manufacturer with final approval may be willing to launch its product "at risk," that is, before the resolution of the patent litigation, although in that case the generic manufacturer could face patent infringement damages should it be held to violate the patent. On July 24, 2006, the court heard arguments on the motion for summary judgment filed by Anchen and the Company's motion for partial summary judgment. On August 1, 2006, in the United States District Court for the Central District of California, Judge James V. Selna issued an order granting Anchen's Motion for Summary Judgment on the Wellbutrin XL® patent-infringement case, and denied it on the invalidity issue. This ruling has been entered by the Court as a Final Order. Judge Selna's judgment also denied Biovail's Motion for Partial Summary Judgment. Biovail has filed an appeal of the decision to the Court of Appeals for the Federal Circuit (CAFC).

  Abrika Pharmaceuticals LLP ("Abrika") filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On December 21, 2004, the Company instituted legal proceedings pursuant to the Hatch Waxman Act in the United States District Court for the Southern District of Florida. During the pendency of the litigation, the FDA may approve a generic formulation on the earlier of a judicial decision of non infringement and/or invalidity and the expiration of the automatic 30-month stay. In some situations, the generic manufacturer will wait for a court decision in its favor on non-infringement or invalidity before marketing, even though it has received final approval. In other cases, however, a generic manufacturer with final approval may be willing to launch its product "at risk," that is, before the resolution of the patent litigation, although in that case the generic manufacturer could face patent infringement damages should it be held to violate the patent. If Abrika obtains FDA approval, it must wait for Anchen's 180-day exclusivity period to end before it can market its generic version of Wellbutrin XL®. Abrika brought a motion for summary judgment that was heard on November 2, 2005. Following the oral arguments on this motion in December 2005 and supplemental oral arguments on the motion in April 2006, the Court reserved its decision in order to allow discovery to proceed and for further supplemental briefing. If the court denies Abrika's motion, the case will continue in its ordinary course.

  Impax Laboratories Inc. filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg). On March 7, 2005, the Company instituted legal proceedings pursuant to the Hatch Waxman Act in the United States District Court for the Eastern District of Pennsylvania. During the pendency of the litigation, the FDA may approve a generic formulation on the earlier of a judicial decision of non infringement and/or invalidity and the expiration of the automatic 30-month stay. In some situations, the generic manufacturer will wait for a court decision in its favor on non-infringement or invalidity before marketing, even though it has received final approval. In other cases, however, a generic manufacturer with final approval may be willing to launch its product "at risk," that is, before the resolution of the patent litigation, although in that case the generic manufacturer could face patent infringement damages should it be held to violate the patent. A "Markman" hearing in respect of this matter was held in late April 2006, and a decision on that hearing, which determines issues of claim construction in patent suits, has now been rendered by the court. Impax has filed a Summary Judgment Motion of non infringement, and briefing on the motion is ongoing.

  Watson Laboratories Inc. filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On September 8, 2005, the Company instituted legal proceedings pursuant to the Hatch Waxman Act in the United States District Court for the Southern District of New York. During the pendency of the litigation, the FDA may approve a generic formulation on the earlier of a judicial decision of non infringement and/or invalidity and the expiration of the automatic 30-month stay. In some situations, the generic manufacturer will wait for a court decision in its favor on non-infringement or invalidity before marketing, even though it has received final approval. In other cases, however, a generic manufacturer with final approval may be willing to launch its product "at risk," that is, before the resolution of the patent litigation, although in that case the generic manufacturer could face patent infringement damages should it be held to violate the patent. This case is proceeding through the normal course, and is currently in discovery.

  On July 7, 2005, the Company notified Kos that Andrx had filed with the FDA an ANDA that would, if approved, allow Andrx to market a generic version of the Cardizem® LA product. Andrx's notice letter to the Company alleged that its proposed product would not infringe United States Patent Nos. 5,288,505 ('505) and 5,529,791 ('791), which are listed in the FDA Orange Book as covering Cardizem® LA, and that the '505 patent was invalid. Under the terms of the Kos Agreements, if a generic drug company files an ANDA, the Company has the first right to initiate a lawsuit, and Kos, in its discretion, may initiate suit if the Company elects not to file suit.

  On August 10, 2005, a lawsuit against Andrx in the Company's name was commenced in the United States District Court for the District of Delaware (Civil Action No. 05-586). The complaint averred that Andrx's filing of its ANDA constituted infringement of the '791 patent. Andrx's Answer denied infringement of the '791 patent and asserted affirmative defenses of invalidity. In addition, Andrx counterclaimed for declaratory judgment of non-infringement and invalidity. Andrx sought no monetary relief, other than recovery of attorney fees and costs.

  Upon receiving a second Paragraph IV certification from Andrx directed to additional Cardizem® LA tablet strengths of 120, 180, 240, 300, and 360mg added by an amendment to Andrx's ANDA, on October 14, 2005, a second complaint was filed in the Company's name in the United States District Court for the District of Delaware (Civil Action No. 05-730). The complaint averred that Andrx's Amended ANDA constituted infringement of the '791 patent. Andrx's Answer denied infringement of the '791 patent and asserted affirmative defenses of invalidity. In addition, Andrx counterclaimed for declaratory judgment of non-infringement and invalidity. Andrx sought no monetary relief, other than recovery of attorney fees and costs.

  On September 26, 2005, the Company received a third Paragraph IV certification from Andrx regarding its Cardizem® LA tablets, 120, 180, 240, 300, 360, and 420mg. The certification sets forth allegations of non-infringement and invalidity of the 6,923,984 ('984) patent that is also listed in the Orange Book and owned by the Company. No suit was brought against Andrx for infringement of the '984 patent.

  On September 19, 2006, a fourth patent, U.S. Patent 7,108,866, issued to the Company containing claims relating to Cardizem® LA. The Company subsequently listed the '866 patent in the Orange Book and received a fourth paragraph IV certification from Andrx for all Cardizem® LA tablet strengths via an additional amendment to Andrx's ANDA. On October 4, 2006, a third complaint in the Company's name was filed (Civil Action No. 06-620) in the United States District Court for the District of Delaware. The complaint averred that Andrx's amended ANDA constituted infringement of the '866 patent.

  Civil actions 05-586, 05-730 and 06-620 have been consolidated by the Court for all purposes. Under a revised case schedule, fact and expert discovery is scheduled to close on March 23, 2007, a Markman hearing is scheduled for July 2, 2007 and trial is scheduled for January 14, 2008. These dates, however, may change.

  If the patents relating to Cardizem® LA are invalid, unenforceable or not infringed, Andrx, subject to FDA approval, could commence producing and selling a generic version of the Cardizem® LA product. This would have a material adverse effect on the Company's business, operating results and financial results.

  Product liability

  Biovail Pharmaceuticals Inc. ("BPI") along with a number of other defendants has been named in two complaints — one in the Superior Court of the State of California for the County of Los Angeles (January 4, 2002) and the other in the United States District Court or the Western District of Washington at Seattle (October 23, 2003) — alleging personal injuries arising from plaintiffs' use of Dura-Vent, a product containing phenylpropanolamine and formerly marketed by BPI. The California case has been dismissed without prejudice. The Company has never been served with a complaint in the second case nor has there been any other form of activity in this action as it relates to the Company. For those reasons, the Company filed a motion seeking to be dismissed from the action, which the Court granted on August 28, 2006.

  Antitrust

  Several class action or representative action complaints in multiple jurisdictions have been filed against the Company in which the plaintiffs have alleged that the Company has improperly impeded the approval of a generic form of Tiazac®. Those actions filed in federal courts have been transferred to, and in some cases consolidated or coordinated in, the United States District Court for the District of Columbia. The Company believes that the complaints are without merit and that the Company's actions were in accordance with its rights as contained in the Hatch Waxman Amendments and the law. Moreover, the Company's position is that it is not responsible for Andrx's inability to receive timely final marketing approval from the FDA for its generic Tiazac® considering that the Andrx product did not receive FDA approval for a lengthy period following the removal of all legal or regulatory impediments by the Company. The Court granted the Company's Motion for Summary Judgment seeking to dismiss several of those actions, which the Federal plaintiffs have appealed. The Court has also granted our motion for Summary Judgment in a further case filed in the United States District Court for the District of Columbia after Biovail's Motion for Summary Judgment in the other federal actions had been fully briefed, and which has been appealed to the United States Court of Appeals for the District of Columbia Circuit. The Company expects that this appeal will be consolidated with the other appeals filed by Plaintiffs to the original lawsuits dismissed by the District Court. The Company has brought the Court's decision on Biovail's Motion for Summary Judgment to the attention of the Superior Court of the State of California for Los Angeles County, the Superior Court of California for the County of San Diego and the Superior Court of the State of California for the County

  of Alameda, where several State Court actions are pending. The Superior Court for the County of San Diego directed that certain discovery concerning Andrx's regulatory problems that was already produced to the Federal plaintiffs be made available to the plaintiffs in that case. The Company complied with the Court's direction and then moved to dismiss the amended complaint in the case. The Court granted the Company's motion and dismissed the complaint with leave for the plaintiffs to file an amended complaint, which they have. The Company then moved to dismiss the amended complaint. The Court also granted that motion and dismissed the complaint with prejudice. The plaintiffs have moved the Court to reconsider its decision, which the Company will oppose. The actions in the other California courts are stayed pending the final disposition of the cases pending in the District of Columbia.

  Several class action and individual action complaints in multiple jurisdictions have been commenced jointly against the Company, Elan Corporation plc ("Elan") and Teva Pharmaceuticals Industries Ltd. ("Teva") relating to an agreement between the Company and Elan for the licensing of Adalat CC products from Elan. These actions were transferred to the United States District Court for the District of Columbia. The agreement in question has since been dissolved as a result of a consent decree with the U.S. Federal Trade Commission. The Company believes these suits are without merit because, among other reasons, it is the Company's position that any delay in the marketing or out-licensing of the Company's Adalat CC product was due to manufacturing difficulties the Company encountered and not because of any improper activity on its part. The Company filed a motion for the summary dismissal of these actions. The Court has denied the Company's motion to dismiss the damage claims brought on behalf of a purported class of so-called "direct purchasers", generally consisting of distributors and large chain drug stores, but dismissed the claims of a class of consumers and "indirect purchasers". The remainder of the federal action is proceeding on the merits through the normal legal process. The consumer and "indirect purchasers" claims were refiled in Superior Court of the State of California. All court dates in the California action were taken off calendar pending negotiation of a potential settlement between the parties. On March 21, 2006, the Company was advised that an additional claim in respect of this fact situation was filed by Maxi Drug Inc. d/b/a Brooks Pharmacy in the United States District Court, District of Columbia. The Company has accepted service of this complaint, and the case will proceed on the merits according to the schedule set by the Court in the related federal cases pending in the District of Columbia.

  Securities class actions

  In late 2003 and early 2004, a number of securities class action complaints were filed in the United States District Court for the Southern District of New York naming Biovail and certain officers and directors as defendants. On or about June 18, 2004, the plaintiffs filed a Consolidated Amended Complaint the ("Complaint"), alleging, among other matters, that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The Company responded to the Complaint by filing a motion to dismiss, which the Court denied. Thereafter, the Company filed its Answer denying the allegations in the Complaint.

  On August 25, 2006, the plaintiffs filed a Consolidated Second Amended Class Action Complaint ("Second Amended Complaint"). The Second Amended Complaint alleges, among other matters, that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. More specifically, the Second Amended Complaint alleges that the defendants made materially false and misleading statements that inflated the price of the Company's stock between February 7, 2003 and March 2, 2004. The plaintiffs seek to represent a class consisting of all persons, other than the defendants and their affiliates, who purchased the Company's stock during that period. On October 16, 2006, the Company filed its Answer denying the allegations in the Second Amended Complaint.

  On February 28, 2006, the plaintiffs filed a motion for class certification. The Company has opposed that motion. As a result of the filing of the Second Amended Complaint, further briefing on that motion will take place in the third and fourth quarters of 2006, with a hearing expected in the first quarter of 2007. Discovery in this case is ongoing, and the action is now proceeding on its merits through normal legal process. The Company continues to defend itself vigorously, but cannot predict the eventual outcome of the case.

  On September 21, 2005, the Canadian Commercial Workers Industry Pension Plan commenced a securities class action in Canada against Biovail and several of its officers. The action is purportedly prosecuted on behalf of all individuals other than the defendants who purchased Biovail's common stock between February 7, 2003 and March 2, 2004. The Complaint seeks damages in excess of $100,000,000 for misrepresentation and breaches of s. 134 of the Securities Act, R.S.O. 1990, c. S.5, and ss. 36 and 52 of the Competition Act, R.S.C. 1985, c. C-34. The Complaint relies on the same facts and allegations as those cited in the U.S. Consolidated Securities Complaint. The Complaint was served on the Company and named officers on September 29, 2005. The plaintiffs have not taken any steps to certify the action as a class proceeding or otherwise to move it forward. The defendants intend to resist class certification and file a defence only following a decision on class certification.

  Defamation and tort

  On April 29, 2003, Jerry I. Treppel, a former analyst at Banc of America Securities, commenced an action in the United States District Court for the Southern District of New York naming as defendants the Company and certain officers thereof, and against Michael Sitrick and Sitrick & Company, Inc. (in their capacities as consultants of the Company), in which he has alleged that he was defamed by the defendants and that the Company's actions resulted in damages to him by way of lost employment and employment opportunities.

  The Company filed a motion to dismiss this action, which, after rehearing, the Court granted in substantial part. In response, the plaintiff filed a Second Amended Complaint on March 24, 2005, which essentially repeated the initial allegations and asserted that all defendants acted in concert and participated in the defamatory and other alleged misconduct.

  On May 27, 2005, Eugene Melnyk, the Company's Chairman, filed an answer to the Second Amended Complaint and a counterclaim against Mr. Treppel. This counterclaim alleges defamation, defamation per se, and civil conspiracy. Mr. Melnyk's claims relate to, among other things, written and oral communications commencing in 2002 and continuing to the date of the counterclaim. Mr. Melnyk alleged that Mr. Treppel's statements caused damage to his professional and business reputation.

  Biovail and the named defendants, including Mr. Melnyk filed a second motion to dismiss, directed at some of the claims. Mr. Treppel responded with a motion to dismiss the counterclaim brought by Mr. Melnyk.

  On August 30, 2005, the Court issued its order on those motions. The Court granted in part and denied in part the motion by the Biovail defendants, and dismissed the case with prejudice against three of the five defendants. In the Order, the Judge further noted that the remaining claims against Biovail and the only remaining individual defendant, Mr. Melnyk, were limited to the defamation, tortious interference and civil conspiracy claims arising out of three statements he found to be susceptible of a defamatory meaning.

  The Court also denied in part and granted in part Mr. Treppel's motion to dismiss Mr. Melnyk's counterclaims against him. This counterclaim is therefore proceeding on certain of the claims of defamation and defamation per se made by Mr. Melnyk.

  The case is currently in discovery.

  General civil actions

  Complaints have been filed by the City of New York, the State of Alabama, the State of Mississippi and a number of counties within the State of New York, claiming that the Company, and numerous other pharmaceutical companies, made fraudulent misstatements concerning the "average wholesale price" of their prescription drugs, resulting in alleged overpayments by the plaintiffs for pharmaceutical products sold by the companies.

  Counsel for the City of New York and for all the counties in New York State (other than Erie, Oswego and Schenectady) that sued Biovail have voluntarily dismissed the Company and certain other named defendants on a without prejudice basis. Similarly, the State of Mississippi has voluntarily dismissed its claims against the Company and a number of other defendants on a without prejudice basis.

  The Company has answered the complaints brought by the State of Alabama and the New York State counties of Eire, Oswego and Schenectady. Discovery in the Alabama case is ongoing. Discovery with respect to the Company in the New York County cases has not yet commenced.

  Based on the information currently available, and given the small number of Biovail products at issue and the limited time frame in respect of such sales, the Company anticipates that even if these actions were successful, any recovery against Biovail would likely not be significant.

  Governmental and regulatory inquiries

  In July 2003, the Company received a subpoena from the U.S. Attorney's Office for the District of Massachusetts ("AODM") requesting information related to the promotional and marketing activities surrounding the commercial launch of Cardizem® LA. In particular, the subpoena sought information relating to the Cardizem® LA Clinical Experience Program, titled P.L.A.C.E. (Proving L.A. Through Clinical Experience). The Company has met with the AODM and has described the precautionary steps it took to ensure that the program met the applicable rules and regulations. These steps included relying on advice from various external advisors as well as relying on a representation from the company Biovail engaged to design the program. The Company believes it has acted properly in connection with the P.L.A.C.E. program and is cooperating fully with the AODM to resolve this matter; however, the Company cannot predict the outcome or the timing of when this matter may be resolved.

  On November 20, 2003, the Company received notification from the U.S. Securities and Exchange Commission ("SEC" or the "Commission") indicating that the Commission would be conducting an informal inquiry relating to the Company's financial reporting for the fiscal year 2003. On March 3, 2005, the Company received a subpoena from the SEC. The subpoena reflects the fact that the Commission has entered a formal order of investigation. The subpoena seeks information about the Company's financial reporting for the fiscal year 2003. Also, the scope of the investigation became broader than it was initially, and the period under review was extended back to January 2001. The SEC also subpoenaed individual Company employees, who testified before the SEC. On March 17, 2006, the Company received a subpoena from the SEC related to, among other things, the trading and ownership of Biovail shares, which is consistent with the matters the Ontario Securities Commission ("OSC") is investigating (as described below). On August 31, 2006, the Company received a subpoena from the SEC requesting additional documents. The Company continues to cooperate fully with the SEC by providing responsive documents and making Company representatives available. The Company cannot predict either the outcome or the timing of when this matter may be resolved.

  In addition, the SEC had advised Biovail that it had reviewed the financial statements and related disclosures of the Company's Form 20-F for the fiscal year ended December 31, 2004 and its Form 6-K for the fiscal quarter ended June 30, 2005. Based on its review of these documents, the SEC provided comments and questions regarding certain accounting disclosures and methods, including but not limited to inquiries regarding the Company's accounting methodologies related to product returns, and requested additional disclosures related to these filings. The Company had incorporated additional disclosure items requested for these past filings into its Form 20-F for the fiscal year ended December 31, 2005, including the related Management's Discussion and Analysis and audited consolidated financial statements. As a result of these additional disclosures and discussions with the SEC, the Company has resolved the comments related to the Company's Form 6-K for the fiscal quarter ended June 30, 2005 and the Form 20-F for the fiscal year ended December 31, 2004.

  Over the last three years, the Company has received a number of communications from the OSC relating to its disclosure, and/or seeking information pertaining to certain financial periods. The OSC had advised the Company that it is investigating, among other things, two issues relating to Biovail's accounting and disclosure in 2003. The first is whether the Company improperly recognized revenue for accounting purposes in relation to its interim financial statements for each of the four quarters in 2003. The second is whether the Company provided misleading disclosure in its press release dated October 3, 2003 concerning the reasons for Biovail's forecast of a revenue shortfall in respect of the three-month period ending September 30, 2003. The OSC had also advised that it is investigating four issues relating to trading in the Company's common shares. These issues include whether insiders of the Company complied with insider reporting requirements, and whether persons in a special relationship with the Company may have traded in the Company's shares with knowledge of undisclosed material information. The OSC also advised that it is investigating whether certain transactions may have resulted in, or contributed to, a misleading appearance of trading activity in the Company's securities during 2003 and 2004, and whether certain registrants (who are past, or present, directors of Biovail) may have been in a conflict of interest in relation to trading of the Company's shares. Subsequently, the OSC advised the Company that it is also investigating whether the Company has improperly recognized revenue for accounting purposes in relation to the financial statements filed by the Company for each of the four quarters in 2001 and 2002 and related disclosure issues. The Company understands that these investigations remain ongoing, and cannot predict the outcome or the timing of when this matter may be resolved.

  In addition, the OSC had also indicated that it was investigating whether there had been improper trading and/or non-compliance with reporting and disclosure requirements in relation to trading of Biovail common shares held in several trust accounts in which the Company's Chairman, Eugene Melnyk, may have direct or indirect beneficial ownership of or control or direction over (the "Trust Issues"), contrary to requirements of Ontario securities law. On July 28, 2006, the OSC issued a Notice of Hearing and Statement of Allegations to Mr. Melnyk, a former Director of Biovail and others in respect of their investigations into these Trust Issues. A hearing on the merits of the OSC's allegations regarding the Trust Issues is set to commence on May 23, 2007.

  Regulatory issues

  On August 23, 2006, Biovail filed suit against the FDA in the United States District Court for the District of Columbia in a case captioned Biovail Corporation and Biovail Laboratories International SRL v. U.S. Food and Drug Administration and Andrew C. Von Eschenbach, M.D., Case No. 1:06-cv-01487, alleging that the FDA's failure to respond substantively to a Citizen Petition filed by Biovail relating to the drug Wellbutrin XL® violated the Administrative Procedure Act and Biovail's due process rights. Biovail's complaint asks for a writ of mandamus to compel the FDA to rule on the Citizen Petition and seeks injunctive relief ordering the FDA not to grant any approval for generic Wellbutrin XL® without having decided Biovail's Citizen Petition at least one calendar week in advance. Upon the filing of the complaint, Biovail requested a temporary restraining order granting the foregoing relief. The Court denied Biovail's motion for a temporary restraining order on August 25, 2006. Anchen has intervened in the suit and filed an answer to Biovail's complaint. The FDA has not yet filed an answer to Biovail's complaint. No other proceedings have occurred in the action, and discovery has not yet begun.

13.   RELATED PARTY TRANSACTION

  In May 2006, the Company named Dr. Peter Silverstone as Senior Vice-President, Medical and Scientific Affairs. Dr. Silverstone joined Biovail from Global IQ, a clinical research organization that he co-founded in 1999, where he served as Chief Medical Officer. Global IQ has in the past provided clinical research services to Biovail, and the Company had selected it as the preferred vendor for a new clinical study prior to Dr. Silverstone joining Biovail. In connection with this study, Global IQ has commenced providing services for a long-term safety study and other Phase III clinical work for a particular product. Global IQ has been paid approximately $1,500,000 for this study to date. It is anticipated that the studies in respect of this product will continue for a period of at least one year. While clinical research studies do come under his area of management and control, the Company has taken steps to ensure that Dr. Silverstone is not involved in any financial decisions in connection with any services provided by Global IQ. Further, the Company has stated that Global IQ will no longer be eligible to bid to perform services in connection with any new clinical programs for Biovail until Dr. Silverstone disposes of his interest in this organization to an arms-length entity.

14.   SEGMENT INFORMATION

  The Company operates in one operating segment — the development and commercialization of pharmaceutical products. Substantially all of the operations of the Company are directly engaged in or support this operating segment. Other operations are not material and share many of the same economic and operating characteristics as pharmaceutical products. Therefore, they are included with pharmaceutical products for purposes of segment reporting.

15.   SUBSEQUENT EVENT

  Dividends declared

  On November 8, 2006, the Company's Board of Directors declared a cash dividend of $0.125 per share, payable on November 30, 2006 to shareholders of record at November 22, 2006.

16.   CANADIAN GAAP SUPPLEMENTAL INFORMATION

  Prior to 2006, the Company prepared interim and annual consolidated financial statements and management's discussion and analysis ("MD&A") in accordance with Canadian GAAP for Canadian regulatory purposes. These reports were filed with the OSC and other securities regulatory authorities in Canada. Canadian securities regulations allow issuers that are required to file reports with the SEC, upon meeting certain conditions, to satisfy their Canadian continuous disclosure requirements by filing financial statements prepared in accordance with U.S. GAAP. Accordingly, beginning in 2006, the Company has commenced preparing its interim and annual consolidated financial statements and MD&A in accordance with U.S. GAAP only. For interim and annual periods in 2006 and 2007, the Company will include in the notes to its consolidated financial statements, among other things, an explanation of material differences between U.S. GAAP and Canadian GAAP related to recognition, measurement and presentation. Subsequent to 2007, no further explanation of such differences will be required under current Canadian securities regulations.

  Reconciliation of U.S. GAAP and Canadian GAAP

  The following table presents a reconciliation of the Company's net income (loss) as reported under U.S. GAAP and the Company's net income (loss) that would have been reported under Canadian GAAP:

	Three Months Ended September 30		Nine Months Ended September 30
	2006	2005	2006	2005
Net income (loss) under U.S. GAAP	$(56,451)	$101,663	$88,629	$116,502

Canadian GAAP adjustments
Acquired research and development amortization expense (a)	(12,329)	(24,528)	(36,987)	(73,584)
Gain on disposal of acquired research and development (b)	(4,000)	—	(4,000)	—
Stock-based compensation expense (c)	(83)	(1,485)	(83)	(3,757)
Other	116	98	350	289

Net income (loss) under Canadian GAAP	$(72,747)	$75,748	$47,909	$39,450

Basic and diluted earnings (loss) per share under Canadian GAAP
Income (loss) from continuing operations	$(0.45)	$0.52	$0.32	$0.31
Net income (loss)	$(0.45)	$0.47	$0.30	$0.25

  The following table presents a reconciliation of the Company's balance sheet as reported under U.S. GAAP and the Company's balance sheet that would have been reported under Canadian GAAP:

	At September 30 2006	At December 31 2005
Total assets under U.S. GAAP	$2,073,768	$2,028,812

Canadian GAAP adjustments
Marketable securities/Long-term investments
Unrealized holding gain on available-for-sale investments (d)	(8,864)	(16,237)
Intangible assets, net
Acquired research and development (a), (b)	134,132	175,121
Goodwill
Value of consideration on acquisition of Fuisz Technologies Ltd.
("Fuisz") (e)	7,763	7,763
Settlement of Fuisz pre-acquisition contract (f)	(7,460)	(7,460)
Other	2,312	2,312
Other assets, net	(1,881)	(2,218)

Total assets under Canadian GAAP	$2,199,770	$2,188,093

Total liabilities under U.S. GAAP	$802,968	$808,456

Canadian GAAP adjustments
Long-term obligations	75	88

Total liabilities under Canadian GAAP	803,043	808,544

Total shareholders' equity under U.S. GAAP	1,270,800	1,220,356

Canadian GAAP adjustments
Common shares
Stock-based compensation (c)	36,779	36,779
Accretion of convertible debt (g)	26,116	26,116
Value of consideration on acquisition of Fuisz (e)	7,763	7,763
Other	(1,700)	(1,700)
Additional paid-in capital
Stock-based compensation (c)	65,583	65,500
Deficit
Acquired research and development (a), (b)	134,132	175,121
Stock-based compensation (c)	(102,362)	(102,279)
Accretion of convertible debt (g)	(26,116)	(26,116)
Settlement of Fuisz pre-acquisition contract (f)	(7,460)	(7,460)
Other	2,056	1,706
Cumulative translation adjustment
Unrealized holding gain on available-for-sale investments (d)	(8,864)	(16,237)

Total shareholders' equity under Canadian GAAP	1,396,727	1,379,549

Total liabilities and shareholders' equity under Canadian GAAP	$2,199,770	$2,188,093

Notes:

  (a)
  Under U.S. GAAP, acquired research and development assets for which technological feasibility has not been established and having no alternative future use must be written-off at the time of acquisition. Under Canadian GAAP, acquired research and development assets are capitalized and amortized over their estimated useful lives.

  (b)
  Under U.S. GAAP, the Company recorded a $4,000,000 gain on certain assets to Athpharma (as described in note 9 — Write-Down of Assets, Net of Gain on Disposal). Under Canadian GAAP, the cash consideration received from Athpharma was recorded against the capitalized carrying value of the related acquired research and development intangible asset, which resulted in no gain or loss on disposal.

  (c)
  Under U.S. GAAP, prior to January 1, 2006, the Company recognized employee stock-based compensation under the intrinsic value-based method. Accordingly, no compensation expense for stock options granted to employees at fair market value was included in the determination of net income in 2005. Effective January 1, 2006, the Company adopted the fair-value based method for recognizing all share-based payments to employees, including grants of employee stock options. Stock option forfeitures are estimated at the date of grant.

  Under Canadian GAAP, effective January 1, 2004, the Company adopted the fair-value based method for recognizing stock-based compensation cost on a retroactive basis to January 1, 1996, without restatement of prior periods. At January 1, 2004, the cumulative effect of the change in accounting policy on prior periods resulted in a charge to deficit of $88,334,000 relating to the fair value of stock options vested since January 1, 1996, an increase to common shares of $40,945,000 related to the fair value of stock options exercised since January 1, 1996, and an increase of $47,389,000 to additional paid-in capital related to the fair value of options vested but unexercised since January 1, 1996. Stock option forfeitures are recognized as they occur.

  (d)
  Under U.S. GAAP, long-term investments with readily determinable market values are accounted for as being available-for-sale. These investments are reported at fair value with all unrealized gains and temporary unrealized losses recognized in comprehensive income or loss. Unrealized losses on these investments that are considered to be other-than-temporary are recognized in net income or loss.

  Under Canadian GAAP, long-term investments are accounted for using the cost method. Declines in the fair value of these investments below their cost basis that are considered to be other-than-temporary are recognized in net income or loss.

  (e)
  Under U.S. GAAP, the acquisition of Fuisz was valued based on the stock market price of the Company's common shares before and after the July 25, 1999 date of the acquisition agreement. Under Canadian GAAP, the acquisition of Fuisz was valued based on the average price of the Company's common shares at the date of acquisition on November 12, 1999. The effect was that, under Canadian GAAP, the value of the common shares issued was higher by $7,763,000, which increased the goodwill acquired by an equal amount.

  (f)
  Under U.S. GAAP, the cash settlement, in 2000, of a Fuisz pre-acquisition contract and the issuance of additional common shares related to the acquisition of Fuisz were allocated to goodwill acquired. Under Canadian GAAP, adjustments to the purchase price subsequent to the acquisition date were charged to net income.

  (g)
  Under U.S. GAAP, no portion of the proceeds from the issuance of the Company's Convertible Subordinated Preferred Equivalent Debentures ("Debentures") in 2000 was attributed to the conversion feature.

  Under Canadian GAAP, a portion of the proceeds from the issuance of the Debentures was attributed to the holder conversion option. The portion of the debt conversion premium recorded on the redemption of the Debentures in 2001 that was related to the holder conversion option was charged to retained earnings.

  There were no material differences between the Company's cash flows as reported under U.S. GAAP and the Company's cash flows that would have been reported under Canadian GAAP.

  Recent accounting pronouncements under Canadian GAAP

  Recent accounting pronouncements under Canadian GAAP include the following:

  In July 2006, the Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 1506, "Accounting Changes", which replaces the former Section 1506. Section 1506 establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors. Section 1506 requires retrospective application of changes in accounting policy, unless doing so is impracticable. Changes in accounting estimates are generally recognized prospectively, and material prior period errors are corrected retrospectively. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2007.

  In January 2005, the CICA issued Handbook Section 1530, "Comprehensive Income"; Section 3855, "Financial Instruments — Recognition and Measurement"; and Section 3865, "Hedges". Section 1530 sets the standards for reporting and display of comprehensive income. Comprehensive income includes, among other components, gains and losses arising on the translation of self-sustaining foreign operations. Under Section 3855, financial assets and liabilities would, with certain exceptions, be initially measured at fair value. After initial recognition, gains and losses on financial assets and liabilities measured at fair value would be recognized in net income with the exception of gains or losses arising from financial assets classified as available-for-sale, for which unrealized gains and losses would be recognized in comprehensive income. Section 3865 builds on existing Accounting Guideline No. 13, by specifying how hedge accounting is applied for different types of hedging relationships. Unrealized gains and losses on certain financial instruments that qualify for hedge accounting would be included in comprehensive income. These standards are effective for annual and interim periods beginning on or after October 1, 2006. The Company is currently evaluating the effect that the adoption of these standards will have on its consolidated results of operations and financial position under Canadian GAAP.

  Comparative financial statements

  The tables on the following pages present comparative figures as previously reported under Canadian GAAP.

  CONSOLIDATED BALANCE SHEETS

	At September 30 2006	At December 31 2005	At December 31 2005
	(U.S. GAAP)	(U.S. GAAP)	(CDN GAAP)
ASSETS
Current
Cash and cash equivalents	$629,500	$445,289	$445,289
Marketable securities	—	505	511
Accounts receivable	200,737	132,699	132,699
Assets of discontinued operation held for sale	—	1,893	1,893
Inventories	81,255	89,473	89,473
Deposits and prepaid expenses	14,659	14,923	14,923

	926,151	684,782	684,788
Long-term assets of discontinued operation held for sale	—	1,107	1,107
Marketable securities	5,676	6,859	6,920
Long-term investments	59,228	66,421	50,117
Property, plant and equipment, net	221,209	199,567	199,567
Intangible assets, net	711,922	910,276	1,085,397
Goodwill	100,294	100,294	102,909
Other assets, net	49,288	59,506	57,288

	$2,073,768	$2,028,812	$2,188,093

LIABILITIES
Current
Accounts payable	$36,762	$61,453	$61,453
Accrued liabilities	103,576	88,870	88,870
Accrued contract loss contingency	6,800	—	—
Income taxes payable	38,010	37,713	37,713
Deferred revenue	69,968	61,160	61,160
Current portion of long-term obligations	18,048	24,360	24,360

	273,164	273,556	273,556
Deferred revenue	78,979	117,119	117,119
Deferred leasehold inducements	5,740	5,273	5,273
Accrued contract loss contingency	44,500	—	—
Long-term obligations	400,585	412,508	412,596

	802,968	808,456	808,544

SHAREHOLDERS' EQUITY
Common shares	1,473,057	1,461,077	1,530,035
Additional paid-in capital	13,017	377	65,877
Deficit	(261,645)	(290,242)	(249,270)
Accumulated other comprehensive income/
Cumulative translation adjustment	46,371	49,144	32,907

	1,270,800	1,220,356	1,379,549

	$2,073,768	$2,028,812	$2,188,093

  CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	Three Months Ended September 30
	2006	2005	2005
	(U.S. GAAP)	(U.S. GAAP)	(CDN GAAP)
REVENUE
Product sales	$277,265	$244,455	$244,455
Research and development	5,691	7,647	7,647
Royalty and other	6,596	5,956	5,956

	289,552	258,058	258,058

EXPENSES
Cost of goods sold	59,332	51,991	52,080
Research and development	26,350	19,913	20,062
Selling, general and administrative	50,168	42,402	43,649
Amortization	14,824	15,443	39,971
Write-down of assets, net of gain on disposal	143,000	—	—
Contract loss contingencies	46,800	—	—
Restructuring costs	—	1,118	1,118

	340,474	130,867	156,880

Operating income (loss)	(50,922)	127,191	101,178
Interest income	7,577	2,386	2,386
Interest expense	(8,951)	(9,450)	(9,352)
Foreign exchange loss	(250)	(1,462)	(1,462)
Other expense	(205)	(271)	(271)

Income (loss) from continuing operations before provision for income taxes	(52,751)	118,394	92,479
Provision for income taxes	3,700	9,095	9,095

Income (loss) from continuing operations	(56,451)	109,299	83,384
Loss from discontinued operation	—	(7,636)	(7,636)

Net income (loss)	$(56,451)	$101,663	$75,748

Basic and diluted earnings (loss) per share
Income (loss) from continuing operations	$(0.35)	$0.69	$0.52
Loss from discontinued operation	—	(0.05)	(0.04)

Net income (loss)	$(0.35)	$0.64	$0.48

Weighted average number of common shares outstanding (000s)
Basic	160,232	159,421	159,421

Diluted	160,232	159,583	159,583

  CONSOLIDATED STATEMENTS OF INCOME

	Nine Months Ended September 30
	2006	2005	2005
	(U.S. GAAP)	(U.S. GAAP)	(CDN GAAP)
REVENUE
Product sales	$728,088	$609,505	$609,505
Research and development	14,551	21,216	21,216
Royalty and other	20,242	17,201	17,201

	762,881	647,922	647,922

EXPENSES
Cost of goods sold	170,480	152,964	153,189
Research and development	67,080	62,135	62,511
Selling, general and administrative	173,388	174,263	177,419
Amortization	44,473	46,818	120,402
Write-down of assets, net of gain on disposal	143,000	26,560	26,560
Contract loss contingencies	51,300	—	—
Restructuring costs	—	19,725	19,725

	649,721	482,465	559,806

Operating income	113,160	165,457	88,116
Interest income	18,889	3,676	3,676
Interest expense	(26,460)	(27,921)	(27,632)
Foreign exchange gain (loss)	561	(2,153)	(2,153)
Other expense	(473)	(804)	(804)

Income from continuing operations before provision
for income taxes	105,677	138,255	61,203
Provision for income taxes	13,200	11,975	11,975

Income from continuing operations	92,477	126,280	49,228
Loss from discontinued operation	(3,848)	(9,778)	(9,778)

Net income	$88,629	$116,502	$39,450

Basic and diluted earnings (loss) per share
Income from continuing operations	$0.58	$0.79	$0.31
Loss from discontinued operation	(0.03)	(0.06)	(0.06)

Net income	$0.55	$0.73	$0.25

Weighted average number of common shares outstanding (000s)
Basic	159,990	159,402	159,402

Diluted	160,015	159,491	159,491

  CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended September 30
	2006	2005	2005
	(U.S. GAAP)	(U.S. GAAP)	(CDN GAAP)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(56,451)	$101,663	$75,748
Adjustments to reconcile net income (loss) to net cash provided by continuing operating activities
Depreciation and amortization	27,642	25,070	49,598
Amortization and write-down of deferred financing costs	532	597	597
Amortization and write-down of discounts on long-term obligations	297	585	487
Stock-based compensation	2,878	—	1,485
Write-down of assets	147,000	—	—
Gain on disposal of intangible assets	(4,000)	—	—
Accrued contract loss contingencies	46,800	—	—
Loss from discontinued operation	—	7,636	7,636
Receipt of leasehold inducements	113	—	—
Equity loss	205	271	271
Other	124	205	205
Changes in operating assets and liabilities:
Accounts receivable	(79,766)	(26,587)	(26,587)
Inventories	6,378	11,890	11,890
Deposits and prepaid expenses	(6,579)	(3,253)	(3,253)
Accounts payable	(4,458)	3,015	3,015
Accrued liabilities	12,148	(5,807)	(5,807)
Income taxes payable	(3,891)	10,214	10,214
Deferred revenue	(7,590)	(3,053)	(3,053)

Net cash provided by continuing operating activities	81,382	122,446	122,446

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment, net	(6,469)	(12,854)	(12,854)
Proceeds from sales and maturities of marketable securities	—	699	699
Proceeds on disposal of intangible assets, net of withholding tax	4,000	—	—
Purchases of marketable securities	—	(875)	(875)
Acquisitions of intangible assets	—	(26,000)	(26,000)

Net cash used in continuing investing activities	(2,469)	(39,030)	(39,030)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(20,029)	—	—
Repayments of other long-term obligations	(73)	(394)	(394)
Issuance of common shares	397	919	919
Financing costs paid	(1,275)	—	—
Payments on termination of interest rate swap	—	(1,419)	(1,419)

Net cash used in continuing financing activities	(20,980)	(894)	(894)

CASH FLOWS FROM DISCONTINUED OPERATION
Net cash used in operating activities	—	(1,615)	(1,615)

Net cash used in discontinued operation	—	(1,615)	(1,615)

Effect of exchange rate changes on cash and cash equivalents	241	377	377

Net increase in cash and cash equivalents	58,174	81,284	81,284
Cash and cash equivalents, beginning of period	571,326	245,443	245,443

Cash and cash equivalents, end of period	$629,500	$326,727	$326,727

  CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30
	2006	2005	2005
	(U.S. GAAP)	(U.S. GAAP)	(CDN GAAP)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$88,629	$116,502	$39,450
Adjustments to reconcile net income to net cash provided by continuing operating activities
Depreciation and amortization	79,324	74,984	148,568
Amortization and write-down of deferred financing costs	1,769	2,671	2,671
Amortization and write-down of discounts on long-term obligations	1,090	1,929	1,640
Stock-based compensation	12,640	—	3,757
Write-down of assets	147,000	26,560	26,560
Gain on disposal of intangible assets	(4,000)	—	—
Accrued contract loss contingencies	51,300	—	—
Loss from discontinued operation	3,848	9,778	9,778
Receipt of leasehold inducements	835	—	—
Equity loss	473	804	804
Other	167	(152)	(152)
Changes in operating assets and liabilities:
Accounts receivable	(69,660)	21,321	21,321
Inventories	8,219	18,261	18,261
Deposits and prepaid expenses	86	4,804	4,804
Accounts payable	(20,935)	(3,779)	(3,779)
Accrued liabilities	14,706	5,418	5,418
Income taxes payable	297	8,333	8,333
Deferred revenue	(28,908)	(8,945)	(8,945)

Net cash provided by continuing operating activities	286,880	278,489	278,489

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment, net	(38,700)	(24,121)	(24,121)
Proceeds from sales and maturities of marketable securities	4,854	5,317	5,317
Proceeds on disposal of intangible assets, net of withholding tax	4,000	98,127	98,127
Purchases of marketable securities	(3,196)	(6,345)	(6,345)
Acquisition of long-term investment	(329)	—	—
Acquisitions of intangible assets	—	(26,000)	(26,000)

Net cash provided by (used in) continuing investing activities	(33,371)	46,978	46,978

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(60,032)	—	—
Repayments of other long-term obligations	(18,430)	(28,894)	(28,894)
Issuance of common shares	11,981	1,118	1,118
Financing costs paid	(1,275)	(1,300)	(1,300)
Repurchase of Senior Subordinated Notes	(1,098)	—	—
Payments on termination of interest rate swap	—	(1,419)	(1,419)

Net cash used in continuing financing activities	(68,854)	(30,495)	(30,495)

CASH FLOWS FROM DISCONTINUED OPERATION
Net cash used in operating activities	(558)	(2,728)	(2,728)
Net cash used in investing activities	—	(47)	(47)

Net cash used in discontinued operation	(558)	(2,775)	(2,775)

Effect of exchange rate changes on cash and cash equivalents	114	206	206

Net increase in cash and cash equivalents	184,211	292,403	292,403
Cash and cash equivalents, beginning of period	445,289	34,324	34,324

Cash and cash equivalents, end of period	$629,500	$326,727	$326,727

BIOVAIL CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

In accordance with United States generally accepted accounting principles
(All dollar amounts are expressed in U.S. dollars)

        The following Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A") prepared in accordance with United States ("U.S.") generally accepted accounting principles ("GAAP") should be read in conjunction with the accompanying unaudited consolidated financial statements and condensed notes thereto. This MD&A should also be read in conjunction with the MD&A and audited consolidated financial statements and notes thereto prepared in accordance with U.S. GAAP that are contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2005.

        The discussion and analysis contained in this MD&A are as of November 14, 2006.

FORWARD-LOOKING STATEMENTS

        An MD&A by its nature has many forward-looking statements. Although, in several instances, we have noted that a section may contain forward-looking statements, we note that this whole MD&A should be read in light of this caution. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the Forward-Looking Statements caution contained on page (ii) of this Form 6-K and other uncertainties and potential events. We undertake no obligation to update or revise any forward-looking statement.

COMPANY PROFILE

        We are a specialty pharmaceutical company that is engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. Our main therapeutic areas of focus are central nervous system, pain management, and cardiovascular (including Type II diabetes). Our key product lines that we market directly through our internal commercial operations in Canada and the U.S. and/or through strategic commercial alliances with other pharmaceutical companies are as follows:

  •
  Cardizem® (diltiazem hydrochloride ("HCl")) for the treatments of hypertension and angina;

  •
  Tiazac® (diltiazem HCl) for the treatments of hypertension and angina;

  •
  Ultram® (tramadol HCl) for the treatment of moderate to moderately severe chronic pain;

  •
  Wellbutrin® (bupropion HCl) for the treatment of depression; and

  •
  Zovirax® (acyclovir) for the treatment of herpes.

        We have various research and development, clinical testing, manufacturing and commercial operations located in Barbados, Canada, the U.S., Puerto Rico and Ireland.

WELLBUTRIN XL®

        A number of companies are seeking U.S. Food and Drug Administration ("FDA") approval for generic versions of Wellbutrin XL®. On August 1, 2006, one of those companies, Anchen Pharmaceuticals Inc. ("Anchen"), received a court decision granting its Motion for Summary Judgment on non-infringement of our Wellbutrin XL® patents. The court, however, denied Anchen's Motion for Summary Judgment on the invalidity of those patents. We are currently assessing the impact of the court's decision on the timing of when Anchen may be in a position to launch a generic version of Wellbutrin XL®. This timing may be impacted by ongoing legal and regulatory actions we are taking (including an appeal of the court's decision), or may take in the future.

        Upon the introduction of generic competition, we anticipate losing a substantial portion of the pre-genericization revenue from sales of Wellbutrin XL® brand product within a short period of time. Since its launch by GlaxoSmithKline plc ("GSK") in September 2003 through to September 2006, Wellbutrin XL® has accounted for approximately 40% overall of our consolidated revenue from product sales. However, in the event of generic competition, GSK may launch an authorized generic version of Wellbutrin XL® for distribution in the U.S. Under the terms of our Wellbutrin XL® agreement with GSK, we will be the exclusive manufacturer and supplier to GSK of such an authorized generic. Our supply price to GSK for Wellbutrin XL® generic product will be fixed each year based on contractually agreed prices. This supply price will, however, be substantially lower than the tiered supply price that we currently receive on sales of Wellbutrin XL® brand product.

DISCONTINUED OPERATION

        On May 2, 2006, we completed the sale of our Nutravail division to Futuristic Brands USA, Inc. ("Futuristic"). In consideration for Nutravail's inventory, long-lived assets and intellectual property, we are entitled to future payments based on the net revenues generated from those assets by Futuristic for a period of 10 years.

        Subsequent to May 2, 2006, Nutravail's operations and direct cash flows have been eliminated from our ongoing operations as a result of the sale transaction. The extent to which we are involved in the operations of Nutravail is limited to our ability to receive indirect cash flows from the future payments. We have no continuing obligations in connection with the receipt of these payments, and these payments are not expected to be significant to our continuing operations or those of Nutravail. Accordingly, Nutravail has been reported as a discontinued operation in our consolidated statements of income (loss) and cash flows.

RESTRUCTURING

        In May 2005, we sold the distribution rights to our cardiovascular product Cardizem® LA in the U.S. and Puerto Rico to Kos Pharmaceuticals, Inc. ("Kos"). We are the exclusive manufacturer and supplier of Cardizem® LA to Kos at contractually determined prices over an initial seven-year supply term. In addition, we transferred to Kos all of our product rights and certain inventories related to our anti-hypertension drugs, Teveten and Teveten HCT. In the second quarter of 2005, we recorded a $25.5 million write-down of the carrying value of the Teveten and Teveten HCT product rights to reflect their fair value at the date of transfer.

        Concurrent with the Kos transaction, we restructured our commercial operations in the U.S., including a reduction of our primary-care and cardiovascular specialty sales forces. We retained 85 specialty sales representatives who are targeting their promotional efforts to dermatologists and women's health-care practitioners. In the third quarter and first nine months of 2005, we incurred restructuring charges of $1.1 million and $19.7 million, respectively, which consisted of employee termination benefits, contract termination costs and professional fees.

        The Kos transaction and restructuring activities had a material positive impact on our consolidated results of operations, financial position and cash flows beginning in the second quarter of 2005, due to cost savings associated with the reduction in headcount in our U.S. commercial operations, as well as the discontinuance of spending on sales and marketing activities to support Cardizem® LA, Teveten and Teveten HCT. These factors were partially offset by lower gross profit on revenue from sales of Cardizem® LA to Kos and the elimination of Teveten and Teveten HCT product sales.

STOCK-BASED COMPENSATION

        Effective January 1, 2006, we adopted Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Prior to January 1, 2006, we recognized employee stock-based compensation under the intrinsic value-based method of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, no compensation expense for stock options granted to employees at fair market value was included in the determination of net income or loss prior to January 1, 2006. We elected to use the modified-prospective transition method of adoption. This method requires that compensation expense be recorded for all share-based payments granted, modified or settled after the date of adoption and for all unvested stock options at the date of adoption. Prior periods have not been restated to recognize stock-based compensation expense.

        In the third quarter and first nine months of 2006, we recognized total stock-based compensation expense related to stock options, net of estimated forfeitures, as follows:

($ in 000s)	Three Months Ended September 30, 2006	Nine Months Ended September 30, 2006
Cost of goods sold	$129	$791
Research and development expenses	357	1,547
Selling, general and administrative expenses	2,392	10,302

	$2,878	$12,640

        We generally recognize approximately 40 to 45% of the annual cost of stock-based compensation in the first quarter of each year due to the timing of the grants of incentive stock option awards. We estimate stock-based compensation expense related to currently outstanding stock options will be approximately $3.0 million in the fourth quarter of 2006. At September 30, 2006, the total remaining unrecognized compensation expense related to non-vested stock options amounted to approximately $18.0 million, which will be amortized on a straight-line basis over the weighted-average remaining requisite service period of approximately 32 months. These estimates could be affected by the approval of additional grants of stock options, unanticipated forfeitures, as well as other factors (see — Forward-Looking Statements).

OVERVIEW

Revenue

        Revenue increased 12% from $258.1 million in the third quarter of 2005 to $289.6 million in the third quarter of 2006, and 18% from $647.9 million in the first nine months of 2005 to $762.9 million in the first nine months of 2006. These increases were due mainly to higher revenue from sales of Wellbutrin XL®, Zovirax® and Legacy products, as well as the added contribution from sales of Ultram® ER to Ortho-McNeil, Inc. ("OMI"). These factors were partially offset by lower product sales in Canada, due mainly to the introduction of generic competition to Tiazac® and Wellbutrin® SR.

        In the second quarter of 2006, our revenue from product sales was negatively impacted due to certain manufacturing issues we experienced related to the production of Ultram® ER and Cardizem® LA, and the withdrawal of certain lots of Ultram® ER due to a tablet printing-related matter. In June 2006, we resumed production of Ultram® ER (after the completion of the qualification and process validation of a new tablet printer) and we have substantially addressed any shortfall in our supply of this product to OMI. The manufacture of Cardizem® LA resumed in the third quarter of 2006, with the exception of the lower dosage 120mg and 180mg tablets, which remain suspended pending further investigation and remediation efforts. We have substantially addressed the shortfall in our supply of the higher dosage strengths of Cardizem® LA to Kos.

Results of operations

        Income from continuing operations declined from $109.3 million (basic and diluted earnings per share of $0.69) and net income declined from $101.7 million (basic and diluted earnings per share of $0.64) in the third quarter of 2005 to a loss from continuing operations and a net loss of $56.5 million (basic and diluted loss per share of $0.35) in the third quarter of 2006.

        Income from continuing operations declined from $126.3 million (basic and diluted earnings per share of $0.79) in the first nine months of 2005 to $92.5 million (basic and diluted earnings per share of $0.58) in the first nine months of 2006. Net income declined from $116.5 million (basic and diluted earnings per share of $0.73) in the first nine months of 2005 to $88.6 million (basic and diluted earnings per share of $0.55) in the first nine months of 2006.

        Income or loss from continuing operations and net income or loss in the third quarter and first nine months of 2006 were impacted by the following factors:

  •
  Write-down of assets (net of gain on disposal of $4.0 million) of $143.0 million (basic and diluted impact per share of $0.89) in both the third quarter and first nine months of 2006, as a result of impairment charges related to our Vasotec® (enalapril maleate) and Vaseretic® (enalapril maleate/hydrochlorothiazide) trademarks and product rights, and Glumetza® (metformin HCl) product rights;

  •
  Contract loss contingencies of $46.8 million (basic and diluted impact per share of $0.29) and $51.3 million (basic and diluted impact per share of $0.32) in the third quarter and first nine months of 2006, respectively, for a payment related to sample supplies that we may be required to make to GSK in the event of generic competition to Wellbutrin XL®, as well as a payment we may be required to make to compensate Kos for lost profits due to our failure to supply minimum required quantities of Cardizem® LA; and

  •
  Inclusion of stock-based compensation expense of $2.9 million (basic and diluted impact per share of $0.02) and $12.6 million (basic and diluted impact per share of $0.08) in the third quarter and first nine months of 2006, respectively.

        Income from continuing operations and net income in the first nine months of 2005 were impacted by the following factors:

  •
  Write-down of assets of $26.6 million (basic and diluted impact per share of $0.17) primarily related to the Teveten and Teveten HCT product rights transferred to Kos;

  •
  Restructuring costs of $19.7 million (basic and diluted impact per share of $0.12); and

  •
  Write-off of $4.9 million (basic and diluted impact per share of $0.03) of Cardizem® LA, Teveten and Teveten HCT inventories that were not purchased by Kos.

Cash dividends

        In the third quarter and first nine months of 2006, we paid quarterly cash dividends to our shareholders of $20.0 million ($0.125 per share) and $60.0 million ($0.375 per share), respectively. We did not declare any dividends in the third quarter or first nine months of 2005.

        On November 8, 2006, our Board of Directors declared a quarterly cash dividend of $0.125 per share, payable to our shareholders on November 30, 2006.

RESULTS OF OPERATIONS

        We operate our business on the basis of a single reportable segment — the development and commercialization of pharmaceutical products. This basis reflects how management reviews the business, makes investing and resource allocation decisions, and assesses operating performance.

REVENUE

        Our revenue is derived primarily from the following sources:

  •
  Sales of pharmaceutical products developed and manufactured by us, as well as sales of proprietary and in-licensed products;

  •
  Pharmaceutical clinical research and laboratory testing services, and product development activities in collaboration with third parties; and

  •
  Royalties from the sale of products we developed or acquired and from our interests in certain licensed products, as well as the co-promotion of pharmaceutical products owned by other companies.

        The following tables display the dollar amount of each source of revenue in the third quarters and first nine months of 2006 and 2005, the percentage of each source of revenue compared with total revenue in the respective period, and the dollar and percentage change in the dollar amount of each source of revenue. Percentages may not add due to rounding.

	Three Months Ended September 30
	2006		2005		Change
($ in 000s)
	$	%	$	%	$	%
Product sales	277,265	96	244,455	95	32,810	13
Research and development	5,691	2	7,647	3	(1,956)	(26)
Royalty and other	6,596	2	5,956	2	640	11

	289,552	100	258,058	100	31,494	12

	Nine Months Ended September 30
	2006		2005		Change
($ in 000s)
	$	%	$	%	$	%
Product sales	728,088	95	609,505	94	118,583	19
Research and development	14,551	2	21,216	3	(6,665)	(31)
Royalty and other	20,242	3	17,201	3	3,041	18

	762,881	100	647,922	100	114,959	18

Product sales

        The following tables display product sales by reporting category in the third quarters and first nine months of 2006 and 2005, the percentage of each category compared with total product sales in the respective period, and the dollar and percentage changes in the dollar amount of each category. Percentages may not add due to rounding.

	Three Months Ended September 30
	2006		2005		Change
($ in 000s)
	$	%	$	%	$	%
Wellbutrin XL®	123,294	44	109,261	45	14,033	13
Zovirax®	27,765	10	22,770	9	4,995	22
Cardizem® LA	21,520	8	17,292	7	4,228	24
Ultram® ER	18,581	7	—	—	18,581	NM
Biovail Pharmaceuticals Canada	13,695	5	23,354	10	(9,659)	(41)
Legacy	38,683	14	29,517	12	9,166	31
Generic	33,727	12	42,261	17	(8,534)	(20)

	277,265	100	244,455	100	32,810	13

NM — Not meaningful

	Nine Months Ended September 30
	2006		2005		Change
($ in 000s)
	$	%	$	%	$	%
Wellbutrin XL®	302,248	42	216,486	36	85,762	40
Zovirax®	81,337	11	68,175	11	13,162	19
Cardizem® LA	46,938	6	46,271	8	667	1
Ultram® ER	34,572	5	—	—	34,572	NM
Biovail Pharmaceuticals Canada	53,002	7	72,076	12	(19,074)	(26)
Legacy	110,941	15	98,441	16	12,500	13
Generic	100,108	14	101,522	17	(1,414)	(1)
Teveten	(1,058)	—	6,534	1	(7,592)	(116)

	728,088	100	609,505	100	118,583	19

NM — Not meaningful

Wholesaler inventory levels

        In the U.S., we sell our Zovirax® and Legacy products, as well as sold our Cardizem® LA and Teveten products prior to the Kos transaction, directly to drug wholesalers and warehousing chains. Three national drug wholesalers, Cardinal Health, Inc. ("Cardinal"), McKesson Corporation ("McKesson") and AmerisourceBergen Corporation ("ABC"), dominate the drug wholesale market in the U.S. These wholesalers account for the majority of our direct product sales in the U.S. Our Distribution Services Agreements with these wholesalers limit the amount of inventory they can own to between 1/2 and 1 1/2 months of supply of our products. As displayed in the following table, at September 30, 2006, Cardinal, McKesson and ABC owned overall 1.4 months of supply of our products, of which only $91,000 had less than 12 months remaining shelf life.

		At September 30, 2006			At December 31, 2005
($ in 000s)	Original Shelf Life (In Months)	Total Inventory	Months On Hand (In Months)	Inventory With Less Than 12 Months Remaining Shelf Life	Total Inventory	Months On Hand (In Months)	Inventory With Less Than 12 Months Remaining Shelf Life
Zovirax®	36-48	$9,985	1.4	$49	$7,858	1.0	$59
Cardizem®	36-48	6,065	1.2	27	5,525	1.0	45
Ativan®	24	2,458	1.3	7	2,059	1.0	14
Vasotec® and Vaseretic®	24	2,097	1.4	7	2,182	1.1	15
Isordil®	36-60	419	1.5	1	508	1.7	2

Total	24-60	$21,024	1.4	$91	$18,132	1.0	$135

Wellbutrin XL®

        We are the exclusive manufacturer and supplier of Wellbutrin XL® to GSK for marketing and distribution in the U.S. Our contractually determined supply price for Wellbutrin XL® brand product is based on an increasing tiered percentage of revenue generated on GSK's net sales (after taking into consideration GSK's provisions for estimated discounts, returns, rebates and chargebacks). The supply price is reset to the lowest tier at the start of each calendar year and the sales-dollar thresholds to achieve the second and third tier supply prices generally increase each year.

        In June 2006, the FDA approved Wellbutrin XL® for the prevention of Seasonal Affective Disorder.

        Our revenue from sales of Wellbutrin XL® increased 13% and 40% in the third quarter and first nine months of 2006, respectively, compared with the corresponding periods of 2005, due to higher volumes sold by GSK, as well as price increases effected by GSK in 2005, and in the second quarter of 2006, which positively impacted our supply price to them. In the third quarter of 2006, GSK's net sales of Wellbutrin XL® exceeded the sales-dollar threshold to increase our supply price from the second to third and highest tier. Revenue from sales of Wellbutrin XL® increased at a lower rate in the third quarter of 2006, compared with the first nine months of 2006, due to the negative impact on revenue in the first nine months of 2005 of a planned reduction in the level of GSK's safety stock in the first quarter of 2005.

        As described above under "Wellbutrin XL®", a number of companies are seeking FDA approval for generic versions of Wellbutrin XL®. Upon the introduction of generic competition, we anticipate losing a substantial portion of the pre-genericization revenue from sales of Wellbutrin XL® brand product within a short period of time.

Zovirax®

        We currently promote Zovirax® Ointment and Zovirax® Cream directly to specialist practitioners in the U.S. Combined sales of Zovirax® Ointment and Zovirax® Cream increased 22% and 19% in the third quarter and first nine months of 2006, respectively, compared with the corresponding periods of 2005, due mainly to a combination of higher prescription volumes and price increases we effected for these products in the first and third quarters of 2006.

Cardizem® LA

        We are the exclusive manufacturer and supplier of Cardizem® LA to Kos for marketing and distribution in the U.S. and Puerto Rico. Since May 2, 2005 (the date of the Kos transaction), we sell Cardizem® LA to Kos at contractually determined prices that are lower than what we historically charged for this product when we sold it directly to wholesalers. In the third quarter and first nine months of 2006, we recognized $3.8 million and $11.3 million, respectively, related to the amortization of the deferred revenue associated with the Kos transaction, compared with $3.8 million and $6.3 million in the third quarter and first nine months of 2005, respectively. Our revenue from sales of Cardizem® LA increased 24% and 1% in the third quarter and first nine months of 2006, respectively, compared with the corresponding periods of 2005, which reflected a cumulative adjustment of $7.2 million recorded in the third quarter of 2006 to recognize the positive impact on our supply price of price increases effected by Kos since its acquisition of Cardizem® LA.

Ultram® ER

        In November 2005, we entered into a 10-year supply agreement with OMI for the distribution of our extended-release and orally disintegrating formulations of tramadol. We currently manufacture and supply Ultram® ER to OMI for distribution in the U.S. and Puerto Rico. Our contractually determined supply prices are based on 27.5% to 37.5% of OMI's net selling price for Ultram® ER, depending on the year of sale. In the fourth quarter of 2005, OMI paid us a supply prepayment of $60 million, which will be reduced to zero through credits against one-third of the total amount of our future invoices for Ultram® ER manufactured and supplied to OMI.

        OMI launched Ultram® ER in the U.S. in February 2006. Our revenue from sales of Ultram® ER by OMI amounted to $18.6 million and $34.6 million in the third quarter and first nine months of 2006, respectively. Ultram® ER product sales were impacted in the second quarter of 2006 by a provision of $7.8 million related to a voluntary Class II recall initiated by OMI of all lots of 300mg tablets (as well as one lot of 200mg tablets) to the pharmacy and retail level. We agreed to replace the recalled product, as well as certain lots of Ultram® ER that were still in OMI's inventory, and to bear the costs of the recall (which are recorded in selling, general and administrative expenses).

Biovail Pharmaceuticals Canada ("BPC") products

        BPC products are Glumetza™, Monocor, Retavase, Tiazac®, Tiazac® XC, Wellbutrin® SR, Wellbutrin® XL and Zyban®, which are sold in Canada to drug wholesalers, retail pharmacies and hospitals. We currently promote Glumetza™, Tiazac® XC and Wellbutrin® XL directly to Canadian physicians. Sales of BPC products declined 41% and 26% in the third quarter and first nine months of 2006, respectively, compared with the corresponding periods of 2005. The declines in BPC product sales reflected lower sales of Tiazac® and Wellbutrin® SR due to the introduction of generic competition, partially offset by increased sales of our promoted Wellbutrin® XL (which we formally launched in Canada in April 2006) and Tiazac® XC products. Sales of Tiazac® XC were, however, negatively impacted by a backorder of 120mg and 180mg tablets, due to the same manufacturing issues that have affected our production of Cardizem® LA.

Legacy products

        Our key Legacy products are Ativan®, Cardizem® CD, Isordil®, Tiazac®, Vasotec® and Vaseretic®, which are sold primarily in the U.S. We do not actively promote these products as they have been genericized. We sell Tiazac® (branded and generic) to Forest Laboratories, Inc. ("Forest") for distribution in the U.S. Our other Legacy products are primarily sold directly to drug wholesalers and warehousing chains. Sales of our Legacy products increased 31% and 13% overall in the third quarter of 2006 and first nine months of 2006, compared with the corresponding periods of 2005. The increases in Legacy product sales reflected higher revenue from sales of generic Tiazac® by Forest in the third quarter of 2006, and price increases we effected for certain other of our Legacy products in the first quarter of 2006.

        In November 2005, we announced our intention to spin-off substantially all of our off-patent branded pharmaceutical products, which comprised substantially all of our Legacy products. However, based on further analysis of this opportunity, we have decided to retain these products and to use the cash flows from these products to support our growth strategy and other initiatives.

Generic products

        Our Generic products are bioequivalent versions of Adalat CC, Cardizem® CD, Procardia XL, Trental and Voltaren XR, which we manufacture and sell to a subsidiary of Teva Pharmaceuticals Industries Ltd. ("Teva") for distribution in the U.S., as well as an authorized generic version of Tiazac®, which we manufacture and sell to Novopharm Limited ("Novopharm"), also a subsidiary of Teva, for distribution in Canada. Novopharm introduced generic Tiazac® in Canada in January 2006. Sales of our Generic products declined 20% and 1% overall in the third quarter and first nine months of 2006, respectively, compared with the corresponding periods of 2005. The declines in our Generic product sales mainly reflected the effect of changes in prescription volumes and pricing for these products, as well as changes in inventory levels of these products owned by Teva.

Teveten products

        Since May 2, 2005 (the date of the Kos transaction), we no longer have an ongoing financial interest in Teveten and Teveten HCT. In first nine months of 2006, we increased our estimate for returns related to our pre-May 2, 2005 sales of these products by $1.1 million.

Research and development revenue

        Research and development revenue declined 26% and 31% and in the third quarter and first nine months of 2006, respectively, compared with the corresponding periods of 2005, reflecting a reduced level of clinical research and laboratory testing services provided to external customers by our contract research operation, as well as the effect of competitive pricing for those services.

Royalty and other revenue

        Royalty and other revenue increased 11% and 18% in the third quarter and first nine months of 2006, respectively, compared with the corresponding periods of 2005. In the third quarter and first nine months of 2006, other revenue included $1.0 million and $2.9 million, respectively, related to our co-promotion for OMI of Ultram® ER in the U.S. In addition, commencing in May 2006, we are also co-promoting AstraZeneca Pharmaceuticals LP's Zoladex® 3.6mg (goserelin acetate implant) in the U.S. and Puerto Rico for the treatment of endometriosis, and promoting Novartis Pharmaceuticals Canada Inc.'s Lescol® (fluvastatin sodium) products in Canada for the treatment of atherosclerosis vascular disease.

OPERATING EXPENSES

        The following tables display the dollar amount of each operating expense item in the third quarters and first nine months of 2006 and 2005, the percentage of each item compared with total revenue in the respective period, and the dollar and percentage change in the dollar amount of each item. Percentages may not add due to rounding.

	Three Months Ended September 30
	2006		2005		Change
($ in 000s)
	$	%	$	%	$	%
Cost of goods sold	59,332	20	51,991	20	7,341	14
Research and development	26,350	9	19,913	8	6,437	32
Selling, general and administrative	50,168	17	42,402	16	7,766	18
Amortization	14,824	5	15,443	6	(619)	(4)
Write-down of assets, net of gain on disposal	143,000	49	—	—	143,000	NM
Contract loss contingencies	46,800	16	—	—	46,800	NM
Restructuring costs	—	—	1,118	—	(1,118)	(100)

	340,474	118	130,867	51	209,607	160

NM — Not meaningful

	Nine Months Ended September 30
	2006		2005		Change
($ in 000s)
	$	%	$	%	$	%
Cost of goods sold	170,480	22	152,964	24	17,516	11
Research and development	67,080	9	62,135	10	4,945	8
Selling, general and administrative	173,388	23	174,263	27	(875)	(1)
Amortization	44,473	6	46,818	7	(2,345)	(5)
Write-down of assets, net of gain on disposal	143,000	19	26,560	4	116,440	438
Contract loss contingencies	51,300	7	—	—	51,300	NM
Restructuring costs	—	—	19,725	3	(19,725)	(100)

	649,721	85	482,465	74	167,256	35

NM — Not meaningful

Cost of goods sold and gross margins

        In the third quarter and first nine months of 2006, cost of goods sold included $2.0 million and $6.1 million, respectively, related to the amortization of the Cardizem® LA intangible asset associated with the Kos transaction, compared with $2.0 million and $3.4 million in the third quarter and first nine months of 2005, respectively. In addition, cost of goods sold included amortization of the asset associated with a reduction in the Zovirax® supply price to be paid to GSK of $3.5 million and $8.9 million in the third quarter and first nine months of 2006, respectively, compared with $1.6 million and $1.8 million in the third quarter and first nine months of 2005, respectively.

        Gross margins based on product sales were 79% and 77% overall in the third quarter and first nine months of 2006, respectively, compared with 79% and 75% overall in the third quarter and first nine months of 2005, respectively. Overall gross margins in the third quarter and first nine months of 2006 were positively impacted by the following factors:

  •
  Higher volumes of Wellbutrin XL® sold to GSK, as well as the positive impact on our supply price of the price increases effected by GSK in 2005 and in the second quarter of 2006; and

  •
  The cumulative adjustment of $7.2 million to our supply price for Cardizem® LA to recognize past price increases effected by Kos.

        Partially offset by:

  •
  Provision of $7.8 million as a reduction to product sales in the second quarter of 2006 related to the return of withdrawn lots of Ultram® ER;

  •
  Write-off to cost of goods sold of $3.9 million and $7.8 million in the third quarter and first nine months of 2006, respectively, of rejected lots of Ultram® ER and Cardizem® LA;

  •
  Increase in the amortization expense related to the Zovirax® asset; and

  •
  Start-up manufacturing inefficiencies related to Ultram® ER, and a lower margin realized on Cardizem® LA product sales to Kos.

        Overall gross margins in the first nine months of 2005 were negatively impacted by the following factors:

  •
  Provision of $5.7 million in the second quarter of 2005 for Cardizem® CD inventory in excess of demand; and

  •
  Write-off of $4.9 million in the second quarter of 2005 of Cardizem® LA, Teveten and Teveten HCT inventories not purchased by Kos.

Research and development expenses

        Research and development expenses increased 32% and 8% in the third quarter and first nine months of 2006, respectively, compared with the corresponding periods of 2005. We invested 9% of total revenue in research and development activities in both the third quarter and first nine months of 2006, compared with 8% and 10% in the corresponding periods of 2005. Research and development expenses include employee compensation costs, overhead and occupancy costs, clinical trial, clinical manufacturing and scale-up costs, contract research services and other third-party development costs. Research and development expenses also include costs associated with providing contract research services to external customers.

        Research and development activities in the third quarter and first nine months of 2006 primarily related to the following line-extension and enhanced-formulation programs:

  •
  BVF-033 (bupropion salt). In the third quarter of 2006, we submitted a New Drug Application for BVF-033, which has not yet been accepted for review by the FDA;

  •
  BVF-146 (combination tramadol and non-steroidal anti-inflammatory drug) for the treatment of pain. We have initiated Phase III clinical trials for BVF-146 in the fourth quarter of 2006;

  •
  BVF-211 (carvedilol) for the treatment of hypertension;

  •
  BVF-045 (combination bupropion and another anti-depressant agent); and

  •
  BVF-012 (venlafaxine) for the treatment of depression.

        In November 2006, we filed a New Drug Submission with the Canadian Therapeutic Products Directorate for BVF-127 (once-daily tramadol HCl).

        While our major development initiatives remain unchanged, on an ongoing basis we review and optimize the other projects in our development portfolio to reflect changes in the competitive environment and emerging opportunities.

        There are certain risks associated with our ability to successfully develop and commercialize our pipeline products referred to above (see — Forward-Looking Statements).

Selling, general and administrative expenses

        Selling, general and administrative expenses increased 18% in the third quarter of 2006, compared with the third quarter of 2005, and declined 1% in the first nine months of 2006, compared with the first nine months of 2005. As a percentage of total revenue, selling, general and administrative expenses were 17% and 23% in the third quarter and first nine months of 2006, respectively, compared with 16% and 27% in the corresponding periods of 2005.

        The increase in selling, general and administrative expenses in the third quarter of 2006, compared to the third quarter of 2005, was primarily due to:

  •
  Higher legal expenses related to ongoing regulatory and litigation matters; and

  •
  The inclusion of stock-based compensation for stock options granted to employees, partially offset by a decline in compensation expense related to deferred share units granted to directors due to a decrease in the underlying trading price of our common shares.

        In addition to the foregoing, selling, general and administrative expenses in the first nine months of 2006, compared with the first nine months of 2005, reflected the following factors:

  •
  Higher consulting expenses and other costs associated with our corporate governance and Sarbanes-Oxley Act of 2002 compliance initiatives;

  •
  Higher sales and marketing costs in Canada associated with recent product launches; and

  •
  Inclusion of costs of $3.0 million associated with processing the Ultram® ER recall.

        More than offset by:

  •
  Cost savings associated with a reduction in headcount in our primary-care and cardiovascular specialty sales forces following the restructuring of our U.S. commercial operations; and

  •
  Discontinuance of spending on sales and marketing activities to support Cardizem® LA, Teveten and Teveten HCT following the Kos transaction.

Amortization expense

        Amortization expense declined 4% and 5% in the third quarter and first nine months of 2006, respectively, compared with the corresponding periods of 2005. As a percentage of total revenue, amortization expense was 5% and 6% in the third quarter and first nine months of 2006, respectively, compared with 6% and 7% in the corresponding periods of 2005. The declines in amortization expense reflected the discontinuance of the amortization of the Teveten and Teveten HCT product rights following the Kos transaction, as well as the final amortization of certain other intangible assets during 2005, partially offset by the inclusion of amortization associated with our Glumetza™ product right in the third quarter and first nine months of 2006.

Write-down of assets, net of gain on disposal

        We perform an evaluation of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Impairment exists when the carrying amount of a long-lived asset is not recoverable based on related undiscounted future cash flows, and its carrying amount exceeds its estimated fair value based on related discounted future cash flows.

        In the third quarter of 2006, we recorded a $147.0 million write-down of intangible assets as a result of the following events or changes in circumstances:

  •
  In September 2006, we were informed by Kos that it had decided to discontinue its involvement with Vasocard™ (a combination of Vasotec® and Cardizem® LA). We had been developing Vasocard™ as a line extension to our Vasotec® and Vaseretic® product lines. We determined, however, that Vasocard™ had limited commercial potential without Kos's continued involvement. Our evaluation of the estimated future cash flows associated solely with the existing Vasotec® and Vaseretic® product lines resulted in an impairment charge of $132.0 million to the related trademarks and product rights.

  •
  In October 2006, Depomed Inc. was granted a new Canadian patent pertaining to Glumetza™. As a result, the prices we set for Glumetza™ are now subject to regulation by the Patented Medicine Prices Review Board ("PMPRB") in Canada. Since its launch in the Canadian market in November 2005, the sales performance of Glumetza™ (in terms of prescription volumes) has been less than originally anticipated due to the competitive pricing and formulary listing of immediate-release generic formulations of metformin. We revised our sales forecast for Glumetza™ to reflect both the possible future pricing concessions that may be required by the PMPRB and the underlying prescription trend since the launch of this product. On the basis of this forecast, our evaluation of the estimated future cash flows associated with the Glumetza™ product line resulted in an impairment charge of $15.0 million to the related product right.

        Partially offsetting the write-down of assets in the third quarter of 2006 was a $4.0 million gain we recorded on the disposal of four cardiovascular products (Bisochron, Isochron, Hepacol I and Hepacol II) to Athpharma Limited ("Athpharma"). We originally acquired these products from Athpharma in April 2003.

        In the second quarter of 2005, we recorded a charge of $26.6 million primarily related to the write-down of the carrying value of the Teveten and Teveten HCT product rights that were transferred to Kos.

Contract loss contingencies

        In the third quarter and first nine months of 2006, we recorded charges of $46.8 million and $51.3 million, respectively, related to the following contract loss contingencies:

  •
  As a result of the aforementioned court decision granting Anchen its Motion for Summary Judgment, we believe that we may be required to make a payment to GSK under the terms of the Wellbutrin XL® agreement. This payment will be reduced by the total dollar amount of Wellbutrin XL® sample supplies that will be ultimately purchased by GSK prior to the commercial entry of generic competition. In the second quarter of 2006, we accrued a contract loss contingency of $4.5 million for the minimum estimated amount of this payment at June 30, 2006. In September 2006, GSK informed us that it was changing its Wellbutrin XL® sampling strategy. As a result, in the third quarter of 2006, we accrued an additional contract loss contingency of $40.0 million for the revised minimum estimated amount of this payment based on GSK's anticipated sample supply purchases. This amount may be revised in subsequent periods based on the outcome of, or at least greater clarity in respect of, the aforementioned regulatory and legal matters, among other things. There are certain risks associated with predicting the timing of FDA approvals and the outcome of legal proceedings (see — Forward-Looking Statements).

  •
  In September 2006, we received notification from Kos that a supply failure had occurred as a result of our inability to supply at least 50% of the quantity of Cardizem® LA ordered by Kos. In the third quarter of 2006, we accrued a contract loss contingency of $6.8 million based on our estimate of the payment we may be required to make to compensate Kos for the lost profits it may have experienced as a result of our supply failure. We estimate our maximum potential liability to Kos to be approximately $14.0 million depending upon when we fully address the Cardizem® LA manufacturing issues. There are certain risks associated with predicting the timing of when we will complete our remediation efforts and address our supply issues with Kos (see — Forward-Looking Statements).

OPERATING INCOME OR LOSS

        We recorded an operating loss of $50.9 million in the third quarter of 2006 and operating income of $113.2 million in the first nine months of 2006, compared with operating income of $127.2 million and $165.5 million in the third quarter and first nine months of 2005, respectively. In the third quarter and first nine months of 2006, the write-down of assets (net of gain on disposal) and contract loss contingencies reduced operating income by $189.8 million and $194.3 million, respectively. In the first nine months of 2005, charges related to the cost of inventories not purchased by Kos, the write-down of the Teveten and Teveten HCT product rights, and restructuring activities reduced operating income by a total of $51.1 million.

        Operating income in the third quarter and first nine months of 2006, compared with the corresponding periods of 2005, reflected higher revenue and gross profit from sales of Wellbutrin XL®, Ultram® ER, Zovirax® and Legacy products, as well as lower sales force and marketing costs in the U.S. These factors were partially offset by lower Tiazac® and Wellbutrin® SR product sales in Canada and higher legal and consulting expenses, as well as the inclusion of stock-based compensation.

NON-OPERATING ITEMS

Interest income

        Interest income was $7.6 million and $18.9 million in the third quarter and first nine months of 2006, respectively, compared with $2.4 million and $3.7 million in the corresponding periods of 2005. The increases in interest income reflected a higher amount of surplus cash available for investment.

Interest expense

        Interest expense was $9.0 million and $26.5 million in the third quarter and first nine months of 2006, respectively, compared with $9.5 million and $27.9 million in the corresponding periods of 2005. Interest expense mainly comprised interest on our 7 7/8% Senior Subordinated Notes due April 1, 2010 ("Notes").

Provision for income taxes

        Our effective tax rate reflected the fact that most of our income was derived from foreign subsidiaries with lower statutory tax rates than those that apply in Canada. We recorded provisions for income taxes of $3.7 million and $13.2 million in the third quarter and first nine months of 2006, respectively, compared with $9.1 million and $12.0 million in the corresponding periods of 2005.

SUMMARY OF QUARTERLY RESULTS

        The following tables present a summary of our quarterly results for each of the eight most recently completed quarters:

	2006			2005
($ in 000s, except per share data)	Q3	Q2	Q1	Q4
Revenue	$289,552	$252,806	$220,523	$287,614
Income (loss) from continuing operations	(56,451)	80,322	68,606	120,516
Net income (loss)	(56,451)	80,594	64,486	119,719
Basic and diluted earnings (loss) per share
Income (loss) from continuing operations	$(0.35)	$0.50	$0.43	$0.75
Net income (loss)	$(0.35)	$0.50	$0.40	$0.75

Net cash provided by continuing operating activities	$81,382	$110,806	$94,692	$223,390

	2005			2004
($ in 000s, except per share data)	Q3	Q2	Q1	Q4
Revenue	$258,058	$216,178	$173,686	$275,350
Income from continuing operations	109,299	4,922	12,059	46,582
Net income	101,663	3,707	11,132	46,045
Basic and diluted earnings per share
Income from continuing operations	$0.69	$0.03	$0.08	$0.29
Net income	$0.64	$0.02	$0.07	$0.29

Net cash provided by continuing operating activities	$122,446	$88,247	$67,796	$112,153

Revenue

        The increase in revenue in the third quarter of 2006, compared with the first and second quarters of 2006, was due mainly to an increase in revenue from sales of Wellbutrin XL®, which reflected the positive impact of the price increase effected by GSK in the second quarter of 2006, and the move from the second to third tier of the supply price in the third quarter of 2006. In addition, the manufacturing and supply of Ultram® ER and Cardizem® LA substantially resumed in the third quarter of 2006, following a halt to production of these products in the second quarter of 2006. These factors were partially offset by lower Tiazac® and Wellbutrin® SR product sales in Canada in the third quarter of 2006, due to increasing generic competition.

Results of operations

        The decline in income from continuing operations and net income in the third quarter of 2006, compared with the first and second quarters of 2006, was due mainly to the impact of the write-down of assets and contract loss contingencies recorded in the third quarter of 2006. These factors were partially offset by higher gross profit on Wellbutrin XL® and Ultram® ER product sales and lower legal and consulting expenses in the third quarter of 2006.

Cash flows

        The decline in net cash provided by continuing operating activities in the third quarter of 2006, compared with the first and second quarters of 2006, reflected the higher gross profit recognized on Wellbutrin XL® and Ultram® ER product sales, which was more than offset by an increase in accounts receivable at September 30, 2006, due to the amount and timing of revenue from product sales.

FINANCIAL CONDITION

        The following table presents a summary of our financial condition at September 30, 2006 and December 31, 2005:

($ in 000s)	At September 30 2006	At December 31 2005
Working capital	$652,987	$411,226
Long-lived assets	1,082,713	1,269,643
Long-term obligations	418,633	436,868
Shareholders' equity	1,270,800	1,220,356

Working capital

        The $241.8 million increase in working capital from December 31, 2005 to September 30, 2006 was primarily due to:

  •
  Cash generated from continuing operations of $286.9 million;

  •
  An increase in accounts receivable of $68.0 million, primarily related to the amount and timing of the collection of revenue from Wellbutrin XL®, Cardizem® LA and Ultram® ER product sales; and

  •
  A decrease in accounts payable of $24.7 million related to the timing of payments and lower payables related to capital expenditures, inventory purchases and professional fees.

        Partially offset by:

  •
  Dividends paid of $60.0 million;

  •
  Additions to property, plant and equipment of $35.5 million;

  •
  Repayments of long-term obligations of $19.5 million; and

  •
  An increase in accrued liabilities of $21.5 million, primarily related to the semi-annual interest payment on our Notes due October 1, 2006 and the Kos contract loss contingency.

Long-lived assets

        Long-lived assets comprise property, plant and equipment, goodwill, intangible and other assets, net of accumulated depreciation and amortization. The $186.9 million decrease in long-lived assets from December 31, 2005 to September 30, 2006 was primarily due to:

  •
  Write-down of Vasotec®, Vaseretic® and Glumetza® intangible assets of $147.0 million; and

  •
  Depreciation of plant and equipment of $18.3 million and the amortization of intangible and other assets of $61.0 million.

        Partially offset by:

  •
  Additions to property, plant and equipment of $35.5 million, which included expenditures related to the expansion of our manufacturing facility in Steinbach, Manitoba (which is now substantially complete) and the addition of equipment at our manufacturing facility in Dorado, Puerto Rico, related to the manufacture of orally disintegrating products that we expect to produce in the future, including Ultram® ODT.

Long-term obligations

        The $18.2 million decrease in long-term obligations, including the current portion thereof, from December 31, 2005 to September 30, 2006 was primarily due to:

  •
  Payment of $11.3 million to GSK related to the October 2002 amendments to the Zovirax® distribution agreement; and

  •
  Payment of $7.0 million to Merck & Co., Inc. ("Merck") related to the May 2002 acquisition of Vasotec® and Vaseretic®.

Shareholders' equity

        The $50.4 million increase in shareholders' equity from December 31, 2005 to September 30, 2006 was primarily due to:

  •
  Net income recorded of $88.6 million (including $12.6 million of stock-based compensation recorded in additional paid-in capital); and

  •
  Proceeds of $12.0 million from the issuance of common shares, mainly on the exercise of stock options.

        Partially offset by:

  •
  Dividends paid of $60.0 million.

CASH FLOWS

        Our primary source of cash is the collection of accounts receivable related to product sales. Our primary uses of cash include salaries and benefits, inventory purchases, research and development programs, sales and marketing activities, capital expenditures, loan repayments and dividend payments. At September 30, 2006, we had cash and cash equivalents of $629.5 million, compared with $445.3 million at December 31, 2005. The following table displays cash flow information for the third quarters and first nine months of 2006 and 2005:

	Three Months Ended September 30		Nine Months Ended September 30
($ in 000s)
	2006	2005	2006	2005
Net cash provided by continuing operating activities	$81,382	$122,446	$286,880	$278,489
Net cash provided by (used in) continuing investing activities	(2,469)	(39,030)	(33,371)	46,978
Net cash used in continuing financing activities	(20,980)	(894)	(68,854)	(30,495)
Net cash used in discontinued operation	—	(1,615)	(558)	(2,775)
Effect of exchange rate changes on cash and cash equivalents	241	377	114	206

Net increase in cash and cash equivalents	$58,174	$81,284	$184,211	$292,403

Operating activities

        Net cash provided by continuing operating activities declined $41.1 million from the third quarter of 2005 to the third quarter of 2006, primarily due to:

  •
  An increase of $29.1 million related to income from operations before changes in operating assets and liabilities, due mainly to higher gross profit on product sales and higher interest income, partially offset by higher legal expenses; and

  •
  An increase of $18.0 million related to the change in accrued liabilities, due mainly to restructuring costs paid or settled in the third quarter of 2005.

        More than offset by:

  •
  A decrease of $53.2 million related to the change in accounts receivable, due mainly to the timing of collection of revenue from sales of Wellbutrin XL®, Cardizem® LA and Ultram® ER;

  •
  A decrease of $14.1 million related to the change in income taxes payable; and

  •
  A decrease of $13.0 million related to the change in inventories and accounts payable, due mainly to the timing of inventory purchases and payments.

        Net cash provided by continuing operating activities increased $8.4 million from the first nine months of 2005 to the first nine months of 2006, primarily due to:

  •
  An increase of $150.0 million related to income from operations before changes in operating assets and liabilities, due mainly to higher gross profit on product sales, lower sales force and marketing costs, and higher interest income. These factors were partially offset by higher legal and consulting expenses.

        Partially offset by:

  •
  A decrease of $91.0 million related to the change in accounts receivable, due mainly to the timing of collection of revenue from sales of Wellbutrin XL®, Cardizem® LA and Ultram® ER;

  •
  A decrease of $20.0 million related to the change in deferred revenue, primarily related to the portion of the supply prepayment from OMI and proceeds from the Kos transaction earned in the first nine months of 2006; and

  •
  A decrease of $27.2 million related to the change in inventories and accounts payable, due mainly to the timing of inventory purchases and payments.

Investing activities

        Net cash used in continuing investing activities declined $36.6 million from the third quarter of 2005 to the third quarter of 2006, primarily due to:

  •
  A decrease of $26.0 million in acquisitions of intangible assets, primarily related to the addition of the Glumetza™ product right in July 2005;

  •
  A decrease of $6.4 million in capital expenditures on property, plant and equipment, primarily due to the substantial completion of the expansion of our Steinbach manufacturing facility; and

  •
  An increase of $4.0 million in proceeds related to the disposal of intangible assets to Athpharma.

        Net cash used in continuing investing activities increased $80.3 million from the first nine months of 2005 to the first nine months of 2006, primarily due to:

  •
  A decrease of $94.1 million in proceeds from the disposal of intangible assets, primarily related to the transfer of Cardizem® LA, Teveten and Teveten HCT to Kos in May 2005; and

  •
  An increase of $14.6 million in capital expenditures on property, plant and equipment, primarily related to the expansion of our Steinbach manufacturing facility.

        Partially offset by:

  •
  The above-mentioned decrease of $26.0 million in acquisitions of intangible assets.

Financing activities

        Net cash used in continuing financing activities increased $20.1 million from the third quarter of 2005 to the third quarter of 2006, primarily due to an increase of $20.0 million in dividends paid.

        Net cash used in continuing financing activities increased $38.4 million from the first nine months of 2005 to the first nine months of 2006, primarily due to:

  •
  An increase of $60.0 million in dividends paid.

        Partially offset by:

  •
  An increase of $10.9 million in proceeds from the issuance of common shares; and

  •
  A decrease of $9.4 million in repayments of long-term obligations.

Outlook

        We intend to use our existing cash resources and continuing cash flows from operations to support primarily our growth strategy through potential acquisitions of new products, technologies and/or businesses, as well as to finance our contemplated quarterly dividend of $0.125 per share (or approximately $20 million in total). We also anticipate total annual capital expenditures of approximately $50 million to $60 million in 2006. Major projects include the Steinbach expansion, the addition of equipment related to the manufacture of orally disintegrating products, and upgrades to our computer information systems. However, certain factors could alter our intentions and anticipations (see — Forward-Looking Statements).

LIQUIDITY AND CAPITAL RESOURCES

        At September 30, 2006, we had total long-term obligations of $418.6 million, including the current portion thereof, which included the carrying value of our Notes of $399.4 million and obligations related to past acquisitions of intangible assets of $18.0 million.

        In May 2006, we commenced a tender offer at par plus accrued interest for up to $56.6 million principal amount of our Notes. In June 2006, we made cash payments of $1.1 million for the total principal amount of Notes that were tendered.

        In June 2006, we amended and renewed our $250 million credit facility with our banking syndicate. This amended facility has a three-year term with an annual extension option. At September 30, 2006, we had no outstanding borrowings under this facility; however, we had a letter of credit of $8.8 million issued under this facility. On October 1, 2006, this letter of credit was reduced to zero as we made the final semi-annual payment to Merck related to our acquisition of Vasotec® and Vaseretic®. Our credit facility may be used for general corporate purposes, including acquisitions, and includes an accordion feature, which allows this facility to be increased up to $400 million. At September 30, 2006, we were in compliance with all financial and non-financial covenants associated with this facility.

        Our current corporate credit ratings from Standard & Poor's ("S&P") and Moody's Investors Service ("Moody's") are as follows:

	S&P	Moody's
Overall	BB+	Ba3
Credit facility	BBB-	NR
Senior Subordinated Notes	BB-	B1
Outlook	Stable	Negative

        NR — Not rated

        We believe that our existing balance of cash and cash equivalents, together with cash expected to be generated by operations and existing funds available under our credit facility, will be sufficient to support our operational, capital expenditure and interest requirements, as well as to meet our obligations as they become due, for at least the next 12 months. However, in the event that we make significant future acquisitions or change our capital structure, we may be required to raise additional funds through additional borrowings or the issuance of additional debt or equity securities. There are certain risks to our business that could negatively affect our expected cash flows and liquidity (see — Forward-Looking Statements).

CONTRACTUAL OBLIGATIONS

        The following table summarizes our fixed contractual obligations at September 30, 2006:

	Payments Due by Period
($ in 000s)	Total	2006	2007 and 2008	2009 and 2010	Thereafter
Long-term obligations	$417,158	$7,006	$11,250	$398,902	$—
Operating lease obligations	34,625	1,463	10,342	8,069	14,751
Purchase obligations	20,500	20,500	—	—	—

Total contractual obligations	$472,283	$28,969	$21,592	$406,971	$14,751

        The above purchase obligations are in connection with the manufacture and supply to us of Cardizem® products by Aventis Pharmaceuticals Inc. and diltiazem (the active ingredient in Cardizem® and Tiazac®) by an affiliate of Teva. We are obligated to purchase approximately $12.5 million-worth of Cardizem® products and approximately $8.0 million-worth of diltiazem in 2006.

        The above table does not reflect any milestone payments in connection with research and development collaborations with third parties. In the event that all research and development projects are successful, we would have to make total milestone payments of approximately $70 million. These payments are contingent on the achievement of specific developmental, regulatory and/or commercial milestones. In addition, under certain arrangements, we may have to make royalty payments based on a percentage of future sales of the products in the event regulatory approval for marketing is obtained. From a business perspective, we view these payments favourably as they signify that the products are moving successfully through the development phase toward commercialization. We do not anticipate that we will be required to make any material milestone payments in 2006 related to currently existing research and development collaborations.

        The above table also does not reflect the aforementioned payment of $44.5 million related to sample supplies that we may be required to make to GSK in the event of generic competition to Wellbutrin XL®, nor the payment of $6.8 million we may be required to make to compensate Kos for lost profits.

OFF-BALANCE SHEET ARRANGEMENTS

        We did not have any off-balance sheet arrangements at September 30, 2006, other than operating leases, purchase obligations and contingent milestone payments, which are disclosed above under Contractual Obligations.

OUTSTANDING SHARE DATA

        At October 31, 2006, we had 160,240,908 issued and outstanding common shares, as well as outstanding options to purchase 8,268,511 common shares under our stock option plans.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to financial market risks, including changes in foreign currency exchange rates, interest rates on investments and debt obligations, and equity market prices on long-term investments. We use derivative financial instruments from time to time as a risk management tool and not for trading or speculative purposes.

        Inflation has not had a significant impact on our consolidated results of operations.

Foreign currency risk

        We operate internationally but a majority of our revenue and expense activities and capital expenditures are denominated in U.S. dollars. Our only other significant transactions are in Canadian dollars. We do not have any material non-U.S. dollar-denominated obligations. We also face foreign currency exposure on the translation of our operations in Canada and Ireland from their local currencies to the U.S. dollar. Currently, we do not utilize forward contracts to hedge against foreign currency risk; however, a 10% change in foreign currency exchange rates would not have a material impact on our consolidated results of operations, financial position or cash flows.

        The eventual payment of our Notes will likely result in a foreign exchange gain or loss for Canadian income tax purposes. The amount of this gain or loss will depend on the exchange rate between the U.S. and Canadian dollars at the time the Notes are paid. At September 30, 2006, the unrealized foreign exchange gain on the translation of the Notes to Canadian dollars for Canadian income tax purposes was approximately $170 million. If all of our outstanding Notes had been paid at September 30, 2006, one-half of this foreign exchange gain would be included in our taxable income for 2006, which would result in a corresponding reduction in our available Canadian operating losses and tax credit carryforward balances (with an offsetting reduction to the valuation allowance provided against those balances). However, the eventual payment of our Notes will not result in a foreign exchange gain or loss being recognized in our consolidated financial statements, as these statements are prepared in U.S. dollars.

Interest rate risk

        The primary objective of our policy for the investment of temporary cash surpluses is the protection of principal and, accordingly, we invest in investment-grade securities with varying maturities, but typically less than 90 days. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk.

        We are exposed to interest rate risk on borrowings under our credit facility. This credit facility, which is currently undrawn, bears interest based on London Interbank Offering Rate, U.S. dollar base rate, Canadian dollar prime rate or Canadian dollar bankers' acceptance. The imputed rates of interest used to discount our long-term obligations related to the acquisitions of intangible assets are fixed and, consequently, the fair values of these obligations are affected by changes in interest rates. The fair value of our fixed-rate Notes is also affected by changes in interest rates. Currently, we do not utilize interest rate swap contracts to hedge against interest rate risk; however, based on our overall interest rate exposure, a 10% change in interest rates would not have a material impact on our consolidated results of operations, financial position or cash flows.

Investment risk

        We are exposed to investment risks on our investments in other companies. The fair values of our investments are subject to significant fluctuations due to stock market volatility and changes in general market conditions. We regularly review the carrying values of our investments and record losses whenever events and circumstances indicate that there have been other-than-temporary declines in their fair values. A 10% change in the total fair values of our investments would have a material impact on our consolidated results of operations; however, it would not have a material impact on our consolidated financial position or cash flows.

RELATED PARTY TRANSACTION

        In May 2006, we named Dr. Peter Silverstone as Senior Vice-President, Medical and Scientific Affairs. Dr. Silverstone joined Biovail from Global IQ, a clinical research organization that he co-founded in 1999, where he served as Chief Medical Officer. Global IQ has in the past provided clinical research services to Biovail, and we had selected it as the preferred vendor for a new clinical study prior to Dr. Silverstone joining Biovail. In connection with this study, Global IQ has commenced providing services for a long-term safety study and other Phase III clinical work for a particular product. Global IQ has been paid approximately $1.5 million for this study to date. It is anticipated that the studies in respect of this product will continue for a period of at least one year. While clinical research studies do come under his area of management and control, we have taken steps to ensure that Dr. Silverstone is not involved in any financial decisions in connection with any services provided by Global IQ. Further, we have stated that Global IQ will no longer be eligible to bid to perform services in connection with any new clinical programs for Biovail until Dr. Silverstone disposes of his interest in this organization to an arms-length entity.

PREVIOUSLY UNRESOLVED U.S. SECURITIES AND EXCHANGE COMMISSION ("SEC") STAFF COMMENTS

        The SEC has advised us that it has reviewed the financial statements and related disclosures of our Form 20-F for the fiscal year ended December 31, 2004. Based on its review of this document, the SEC provided comments and questions regarding certain accounting disclosures and methods, including but not limited to inquiries regarding our accounting methodologies related to product returns, and requested additional disclosures related to these filings. We incorporated additional disclosure items requested for these past filings into our Form 20-F for the fiscal year ended December 31, 2005, including the related MD&A and audited consolidated financial statements. As a result of these additional disclosures and discussions with the SEC, we have resolved the comments related to our Form 20-F for the fiscal year ended December 31, 2004.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

        Critical accounting policies and estimates are those policies and estimates that are most important and material to the preparation of our consolidated financial statements, and which require management's most subjective and complex judgment due to the need to select policies from among alternatives available and make estimates about matters that are inherently uncertain. Since December 31, 2005, none of our critical accounting policies or estimates (as more fully described in the MD&A contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2005) have changed significantly, except as follows:

Stock-based compensation

        Effective January 1, 2006, we adopted the fair value-based method for recognizing employee stock-based compensation. Prior to 2006, we did not recognize stock-based compensation expense for stock options granted to employees at fair market value. We use the Black-Scholes option-pricing model to calculate stock option values, which requires certain assumptions related to the expected life of the option, future stock price volatility, risk-free interest rate, and dividend yield. The expected life of the option is based on historical exercise and forfeiture patterns. Future stock price volatility is based on historical volatility of our common shares over the expected life of the option. The risk-free interest rate is based on the rate at the time of grant for zero-coupon Canadian government bonds with a remaining term equal to the expected life of the option. Dividend yield is based on the option's exercise price and expected annual dividend rate at the time of grant. Changes to any of these assumptions, or the use of a different option-pricing model (such as the lattice model) could produce a different fair value for stock-based compensation expense, which could have a material impact on our results of operations. As we develop detailed data about our employees' stock option exercise patterns, we will evaluate the use of the lattice model to determine if that model might be expected to produce a better estimate of fair value.

RECENT ACCOUNTING PRONOUNCEMENTS

        In September 2006, the SEC issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance on how prior year uncorrected errors should be considered in quantifying misstatements in the current year financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006. Accordingly, SAB 108 is applicable to our fiscal year ended December 31, 2006. We are currently evaluating the effect that the adoption of SAB 108 will have on our consolidated financial statements.

        In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 establishes a framework for measuring fair value in GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS 157 applies to all other accounting pronouncements that require (or permit) fair value measurements, except for the measurement of share-based payments. SFAS 157 does not require any new fair value measurements in GAAP. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Accordingly, we are required to adopt SFAS 157 beginning January 1, 2008. We are currently evaluating the effect that the adoption of SFAS 157 will have on our consolidated financial statements.

        In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Accordingly, we are required to adopt FIN 48 beginning January 1, 2007. We are currently evaluating the effect that the adoption of FIN 48 will have on our consolidated financial statements.

The cumulative effect of applying the provisions of FIN 48 will be reported as an adjustment to the opening balance of our retained earnings or deficit at January 1, 2007.

CONTROLS AND PROCEDURES

        We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed in filings with the SEC is recorded, processed, summarized and reported in a timely manner. Based on our evaluation, our management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this report are effective. Notwithstanding the foregoing, there can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be set forth in our reports.

        There were no changes in our internal controls over financial reporting during the nine-month period ended September 30, 2006 identified in connection with the evaluation thereof by our management, including the CEO and CFO, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

CANADIAN GAAP SUPPLEMENTAL INFORMATION

        The following supplemental information is provided to summarize the significant differences that would have resulted in the MD&A had it been prepared in accordance with Canadian GAAP. Material differences between U.S. GAAP and Canadian GAAP related to recognition, measurement and presentation, are explained in note 16 to the accompanying unaudited consolidated financial statements.

Results of operations

	Three Months Ended September 30		Nine Months Ended September 30
($ in 000s, except per share data)
	2006	2005	2006	2005
Income (loss) from continuing operations
U.S. GAAP	$(56,451)	$109,299	$92,477	$126,280
Income (loss) from continuing operations -
Canadian GAAP	(72,747)	83,384	51,757	49,228
Net income (loss) — U.S. GAAP	(56,451)	101,663	88,629	116,502
Net income (loss) — Canadian GAAP	(72,747)	75,748	47,909	39,450
Basic and diluted earnings (loss) per share
Income (loss) from continuing operations -
U.S. GAAP	$(0.35)	$0.69	$0.58	$0.79
Income (loss) from continuing operations -
Canadian GAAP	$(0.45)	$0.52	$0.32	$0.31
Net income (loss) — U.S. GAAP	$(0.35)	$0.64	$0.55	$0.73
Net income (loss) — Canadian GAAP	$(0.45)	$0.47	$0.30	$0.25

        In the third quarter of 2006, the loss from continuing operations and net loss under Canadian GAAP would each have been $16.3 million higher than the loss from continuing operations and net loss reported under U.S. GAAP; and, in the first nine months of 2006, income from continuing operations and net income under Canadian GAAP would each have been $40.7 million lower than income from continuing operations and net income reported under U.S. GAAP.

        In the third quarter of 2005, income from continuing operations and net income under Canadian GAAP would each have been $25.9 million lower than income from continuing operations and net income reported under U.S. GAAP; and, in the first nine months of 2005, income from continuing operations and net income under Canadian GAAP would each have been $77.1 million lower than income from continuing operations and net income reported under U.S. GAAP.

        The principal reconciling difference that affects results of operations under Canadian GAAP relates to the treatment of acquired research and development assets. Under Canadian GAAP, additional amortization expense of $12.3 million and $24.5 million in the third quarters of 2006 and 2005, respectively, and of $37.0 million and $73.6 million in the first nine months of 2006 and 2005, respectively, would have been recognized related to acquired research and development assets that were capitalized at the time of acquisition. Under U.S. GAAP, these assets were written-off at the time of acquisition.

        In addition, under Canadian GAAP, the cash consideration received from Athpharma in the third quarter of 2006, related to the disposal of certain assets, was recorded against the capitalized carrying value of the related acquired research and development intangible asset. As a result, there was no gain or loss on disposal recognized under Canadian GAAP, compared with a $4.0 million gain on disposal recorded under U.S. GAAP.

Financial condition

($ in 000s)	At September 30 2006	At December 31 2005
Long-lived assets — U.S. GAAP	$1,082,713	$1,269,643
Long-lived assets — Canadian GAAP	1,217,579	1,445,161
Shareholders' equity — U.S. GAAP	1,270,800	1,220,356
Shareholders' equity — Canadian GAAP	1,396,727	1,379,549

        At September 30, 2006 and December 31, 2005, long-lived assets under Canadian GAAP would have been higher by $134.9 million and $175.5 million, respectively, than long-lived assets reported under U.S. GAAP. The principal reconciling difference that affects long-lived assets under Canadian GAAP relates to the unamortized carrying value of capitalized acquired research and development assets. The carrying value of these assets under Canadian GAAP amounted to $134.1 million and $175.1 million at September 30, 2006 and December 31, 2005, respectively.

        At September 30, 2006 and December 31, 2005, shareholders' equity under Canadian GAAP would have been higher by $125.9 million and $159.2 million, respectively, than shareholders' equity reported under U.S. GAAP. The principal reconciling differences that affect shareholders' equity under Canadian GAAP relate to the unamortized carrying value of capitalized acquired research and development assets, partially offset by unrealized holding gains on available-for-sale investments that are reported at cost under Canadian GAAP. Under U.S. GAAP unrealized gains on available-for-sale investments are recorded in the accumulated other comprehensive income component of shareholders' equity. At September 30, 2006 and December 31, 2005, the cost of available-for-sale investments under Canadian GAAP would have been lower by $8.9 million and $16.2 million, respectively, than the fair values of these investments reported under U.S. GAAP.

Cash flows

        There were no material differences between our cash flows as reported under U.S. GAAP and our cash flows that would have been reported under Canadian GAAP.

BIOVAIL CORPORATION

FORM 6-K

FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2006

PART II — OTHER INFORMATION

1.     LEGAL PROCEEDINGS

  For detailed information concerning legal proceedings, reference is made to note 12 — Legal Proceedings to the consolidated financial statements included under Part I of this Form 6-K.

2.     EXHIBITS

        Exhibit 99.1 Certifications of the Chief Executive Officer and Chief Financial Officer

BIOVAIL CORPORATION

FORM 6-K

FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2006

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BIOVAIL CORPORATION

Date: November 14, 2006	By:	/s/ JOHN R. MISZUK
John R. Miszuk Vice President, Controller and Assistant Secretary

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BIOVAIL CORPORATION FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2006
INDEX
BASIS OF PRESENTATION
FORWARD-LOOKING STATEMENTS
BIOVAIL CORPORATION CONSOLIDATED BALANCE SHEETS In accordance with U.S. generally accepted accounting principles (All dollar amounts are expressed in thousands of U.S. dollars) (Unaudited)
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF INCOME (LOSS) In accordance with U.S. generally accepted accounting principles (All dollar amounts are expressed in thousands of U.S. dollars, except per share data) (Unaudited)
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF DEFICIT In accordance with U.S. generally accepted accounting principles (All dollar amounts are expressed in thousands of U.S. dollars) (Unaudited)
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS In accordance with U.S. generally accepted accounting principles (All dollar amounts are expressed in thousands of U.S. dollars) (Unaudited)
BIOVAIL CORPORATION FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2006
PART II — OTHER INFORMATION
BIOVAIL CORPORATION FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2006
SIGNATURE